8/15



05010504

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnson Electric Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED AUG 18 2005 THOMSON FINANCIAL

FILE NO. 82- 2416 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 8/17/05

82-2416

ARIS
3-31-05


JOHNSON
ELECTRIC
innovating motion

Johnson Electric Holdings Limited

Annual Report 2005

JOHNSON ELECTRIC Vision

We are the growth company in motors

and related businesses.

Come grow with us.

Being the motor industry's *growth* leader, Johnson Electric creates significant benefits for all of its stakeholders.

- Customers will have improved value and assurance of supply globally.
- Employees will have the opportunity to learn and *grow* professionally. Hiring of talented new employees will be enhanced because growth is a sought after attribute of preferred employers.
- Suppliers of materials and services will also directly benefit from Johnson Electric's *growth*. Increased component volumes and new products will improve the efficiency, profits and stability of the best companies in Johnson Electric's supply chain.
- In combination, the broad range of *growth* related benefits, ultimately provides superior returns to Johnson Electric's shareholders.

JOHNSON ELECTRIC'S BRAND PROMISE

Johnson Electric is the most reliable partner

Johnson Electric is responsive and flexible; and has the financial stability and organizational integrity to meet all of our commitments and to support our customer's success. Motor reliability and assurance of supply are our commitment.

Johnson Electric delivers the best total cost solution

Johnson Electric's best total cost solution is delivered by a combination of : competitive pricing, on-time product development, built-in quality and reliability, that only an industry leader can provide.

CORPORATE PROFILE

Johnson Electric is the world leader in motors for automotive and commercial markets. Established in 1959, Johnson Electric has shipped over 5 billion motors to more than thirty countries in over one hundred different motor applications and has a capacity of producing over 3 million motors a day (1 billion annually).

The organization is structured into 3 business groups, the Commercial Motors Group (CMG), the Automotive Motors Group (AMG) and the Components & Services Group (C&S). All business groups are supported by corporate functional departments including engineering, finance, supply chain services, quality assurance, human resources, sales and strategic marketing.

Johnson Electric's **goal** is the **creation of shareholder and customer value**. The focus of the Group's business strategy is on **working with its customers** to produce motors that meet or exceed the expectations of product end-users in an efficient and effective manner.

Johnson Electric's principal financial objective is to maximize long-term cash flows by investing in markets and product segments that offer superior growth prospects and where the Group can leverage its substantial resources and competencies.

Johnson Electric employs over 32,000 people in 14 countries, with the majority of the workforce engaged in production activities in China. Design engineering centers are located in Hong Kong, Italy, China, Japan, Israel and the USA.

Listed on the Hong Kong Stock Exchange since 1984, Johnson Electric is a constituent stock of the Hang Seng Index. It is also a constituent stock of the Morgan Stanley Capital International Index and has a sponsored American Depositary Receipt Program in the United States through JPMorgan Chase Bank.

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

* Wang Koo Yik Chun
Honorary Chairman
Patrick Wang Shui Chung *JP*
Chairman & Chief Executive
Winnie Wang Wing Yee
Vice-Chairman
Peter Stuart Allenby Edwards
Patrick Blackwell Paul
Arkadi Kuhlmann
Richard Wang Li-Chung
Executive Director
Oscar De Paula Bernardes Neto
* Peter Wang Kin Chung
# Michael John Enright
# Laura May-Lung Cha

* *Non-Executive Director*
# *Independent Non-executive Director*

Company Secretary

Susan Yip Chee Lan

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business in Hong Kong

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate, Tai Po
New Territories, Hong Kong
Tel: (852) 2663 6688
Fax: (852) 2897 2054
Website:
http://www.johnsonelectric.com

Auditors

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM 11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR:10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts.

Stock Code

The Stock Exchange of Hong Kong Limited : 179
Bloomberg : 179 HK
Reuters : 0179.HK

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
22nd July 2005 – 27th July 2005

Annual General Meeting

27th July 2005

Dividends (per share)

Interim Dividend : 4.5 HK cents
Paid on : 3rd January 2005
Final Dividend : 11 HK cents
Payable on : 29th July 2005

FINANCIAL HIGHLIGHTS

For the year ended 31st March 2005

Turnover	**1,144**	1,051	9
Profit before taxation	**157**	135	17
Profit attributable to shareholders	**142**	117	22
Capital expenditures	**67**	51	31
Shareholders' funds	**820**	734	12
Earnings per share (US cents)	**3.86**	3.17	22
Dividend per share (US cents)	**1.99**	1.73	15

TURNOVER

A compound annual growth rate of 17.7 percent.


US$M
1100
1000
900
800
700
600
500
400
300
200
100
0
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

A compound annual growth rate of 14.4 percent.


US$M
160
140
120
100
80
60
40
20
0
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

SALES BY PRODUCT APPLICATION

For the year ended 31st March 2005

	2005 US$M	**%**	2004 US$M	%
Automotive Components	**680**	**59**	662	63
Home Appliances	**171**	**15**	147	14
Power Tools	**117**	**10**	109	10
Business Equipment/Personal Products	**91**	**8**	97	9
Audio-Visual	**85**	**8**	36	4
Total	**1,144**	**100**	1,051	100



Automotive Components
Home Appliances
Power Tools
Business Equipment/Personal Products
Audio-Visual
2005
2004

SALES BY GEOGRAPHIC DESTINATION

For the year ended 31st March 2005

	2005 US$M	**%**	2004 US$M	%
Europe	**446**	**39**	423	40
America	**315**	**28**	311	30
Asia	**383**	**33**	317	30
Total	**1,144**	**100**	1,051	100



Europe
America
Asia
2005
2004

To Our Shareholders,

Johnson Electric achieved a satisfactory improvement in performance in the 2005 financial year compared to the prior year.

Nonetheless, the economic environment for global component manufacturing companies remained challenging. Several of our end-user industries, most notably in the automotive sector, are continuing to undergo significant restructuring that inevitably impacts suppliers. For the second year in succession, we faced very severe increases in raw material prices that put pressure on our gross margins.

In this operating environment it was important for the Group to continue to drive for improved operational effectiveness and maintain a tight control on overheads. Results of these efforts were encouraging and reflect the hard work and initiative of Johnson Electric people across the entire company.

Summary of 2004/05 Results

- For the financial year ended 31st March 2005, total sales were a record US$1,144 million, up 9% compared to the 2004 financial year
- Operating profits after restructuring charges and provisions were US$154 million, an increase of 20%
- Net earnings attributable to shareholders increased by 22% to US$142 million or US 3.86 cents per share
- Johnson Electric's underlying financial position remains excellent and, taking into account cash reserves of US$222 million, the Group is essentially debt free

Dividends

The Board has recommended a final dividend of 1.41 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.99 US cents per share – an increase of 15% over the 2004 financial year.

Sales Environment

Johnson Electric's sales benefited from the combined effects of acquiring the remaining 51% of Nihon Mini Motor not already owned by the Group, incremental new business gains, the strength of the Euro currency against the U.S. Dollar, and product price increases. Nihon Mini Motor represented US$54 million – just over half – of the sales increase during the year.

The 9% overall growth in sales was slightly below our budget target and reflected the relatively difficult end-market conditions noted earlier. The Group derives almost 60% of its sales from the automotive components industry. While Johnson Electric's own Automotive Motors Group ("AMG") commands a very strong competitive position within its particular market segments, its sales were affected by production cutbacks by OEMs and inventory reductions by systems suppliers – particularly in the North American market during the second-half of the year. AMG's total divisional sales for the year were US$680 million, an increase of 3%.

The Commercial Motors Group ("CMG"), the second of the Group's two main operating divisions, achieved sales of US$464 million – up 19% on the prior year due partly to the acquisition of the remaining 51% of Nihon Mini Motor. The strongest performance in this division came from the Home Appliance business unit which continued to gain market share in floor care and white goods motor applications. Other CMG segments generally have shorter product life-cycles and competition is keen.

Maintaining profitability in the face in sharply higher raw material costs

In last year's report to shareholders, I noted that the rapid escalation in global commodity prices had increased the Group's average cost of both steel and copper by approximately 30%. The same trend regrettably continued for much of the 2005 financial year with the Company's weighted average cost of steel increasing by 29%, and the average London spot price of copper increasing by approximately 47%.

Faced with these quite unprecedented and sustained increases in input prices, management has been aggressively working on various initiatives to control production costs and overheads. Where possible, the Group has also moved to increase prices for its motor products to reflect higher raw material costs – especially in new product introductions.

As a result, operating profit margins before restructuring costs and provisions improved slightly to 14.4%, which we consider to be a satisfactory performance given the operating environment of the past year and the fact that new businesses acquired or established during the course of the year had operating margins lower than the average for the Group. Working capital on the other hand increased, largely due to higher raw material price level during the period, though we would expect this negative impact to be temporary.

The results for the year also included a charge of US$10 million for overseas plant restructuring costs and provisions. This is consistent with the Group's previously articulated strategy of enhancing its economics by relocating certain production activities to lower cost locations – principally to China. In the prior year, similar plant restructuring costs and provisions amounted to US$21 million.

Business Development and Long-Term Growth

Johnson Electric is uniquely positioned in the small motor and motor systems industry with the broadest product offering and, we believe, a manufacturing model that offers global customers the lowest total cost solutions to their motor needs.

The main thrusts in our strategy are to continue to drive for efficiency improvements in our core operations, penetrate new market segments that offer profitable opportunities for growth, and to invest in new businesses and activities that effectively leverage our distinct capabilities and know-how in the China component manufacturing sector.

Over the past year we have successfully implemented a series of innovative "factory-floor"-led improvement processes at our primary manufacturing facility in Shajing that are designed to minimise waste and maximise efficiencies in our business systems. For example, we are rapidly approaching the point where we will have essentially eliminated warehouses and will be "flow shipping" to our customers globally.

We continue to search actively for selective motor-related acquisitions that will diversify our product offering and technology capabilities – and which at the same time meet our strict purchase criteria in terms of strategic fit, managerial resources, and price. In October 2004, for example, the Group announced the acquisition of 51% of Nanomotion Ltd., an Israeli producer of high precision piezo ceramic motors. The combination of Nanomotion's proprietary technology with Johnson Electric's market reach and high volume manufacturing strength is expected to open up new market opportunities for the Group.

Two new businesses recently established under the Johnson Electric umbrella to explore growth opportunities in adjacent areas are also making positive progress:

- *Johnson Electric Trading's* goal is to build a sourcing platform in China to supply our global customers with a wide range of motor and motor-related electromechanical components and materials that are not currently manufactured by the Group. Already the operation has "qualified" more than 60 components suppliers in China and the first shipments of traded components to customers were delivered in early 2005.

- *Johnson Electric Capital's* goal is to invest directly in component manufacturing companies in China and overseas that we believe have the potential to be profitably grown by leveraging the Group's substantial China manufacturing resources and expertise. Two initial investments have been made in private PRC businesses in the electrical distribution systems and engine block castings sectors that each offer attractive value-creation opportunities for the Johnson Electric Group.

Outlook

At present, the overall economic outlook for many of our end-user markets remains relatively uncertain and we expect high raw material prices to continue to constrain the potential for margin expansion in the near-term. However, we are confident that our business units have a pipeline of new products which should drive healthy organic growth especially towards the second-half of the 2005/06 financial year. Supplementing growth in the core business, we also anticipate additional contributions from new business enterprises.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

On behalf of the Board

Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 13th June 2005

OVERVIEW

The business environment for the 2004/05 financial year was demanding as a result of increasing raw material prices and mixed end-user demand – particularly in the second half when a number of Johnson Electric's customers in the automotive sector reduced production and inventory levels.

Total Group sales increased by US$93 million, or 9%, to US$1,144 million. This overall increase included the impact of acquiring the remaining 51% of Nihon Mini Motor not already owned by the Group, as well as the acquisition of 51% of Nanomotion Ltd. Together these two acquisitions contributed approximately US$56 million of the total sales increase during the period under review.

On a geographical basis sales to Asia amounted to US$383 million (33% of total sales), an increase of 21%. Sales to Europe were US$446 million (39% of total sales) growing by over 5%, and sales to the Americas were US$315 million (28% of total sales), an increase of 1%.

DIVISIONAL SALES PERFORMANCE

We manage our business according to customer-focused business units which are grouped under two main operating divisions: Automotive Motors Group and Commercial Motors Group.

AUTOMOTIVE MOTORS GROUP ("AMG")

AMG is a leading supplier to the automotive industry supplying motors for a broad range of vehicle applications to OEM, Tier 1 and Tier 2 customers worldwide.

For the 2004/05 financial year, AMG's overall sales increased by 3% to US$680 million, accounting for 59% of total Group revenue. The division is organized into separately managed business units aligned to specific types of motor applications in the vehicle.

Body Climate

Windowlift regulators *Seat adjusters* *HVAC blowers*

Body Climate Business Unit sales decreased 9% over the previous year to US$109 million due to market softness and product mix changes. Unit volumes were down 3% due to European market slowness and higher-priced brushless motor sales volumes reduced as a result of a significant program loss. Customer new project launch delays also resulted in a shortfall in volumes which are now planned for the coming fiscal year.

Body Instruments

Doorlock actuators | *Windshield washer pumps* | *Headlamp adjusters*
Mirror adjusters | *HVAC flap actuators* | *Headlamp washers*

Sales of the Body Instruments Business Unit increased by 10% to US$152 million on unit volumes which were up by 12%. Full year volumes of new project launches, made late in 2003/04, offset market softness, while exchange rate gains were substantially offset by competitive pricing pressure.

Powertrain Cooling

Cooling fan modules | *Cooling fan motors* | *Electronic speed controllers*

Sales of the Powertrain Cooling Business Unit increased by 9% to US$254 million year over year due, in part, to the strengthening Euro. Unit volumes were slightly higher year over year despite weaker overall European vehicle sales. Successful new program launches provided for stable unit sales despite generally unfavorable market conditions. Strong South American unit volumes were largely offset by weaker North American unit volumes in this product segment.

Powertrain Management

Fuel pumps | *Electronic throttle controls* | *Air pumps*

The Powertrain Management Business Unit sales increased by 6% over last year to US$51 million for these fuel system and engine management products. Unit volumes increased by 14% year over year with Euro gains more than offset by competitive price pressures in the fuel pump armature segment. New product launches were delayed as a result of both customer delays and technical set-backs. These projects will now launch in the coming fiscal year.

Chassis Braking

Anti-lock braking systems pumps | *Engine starters* | *Windshield wipers*
Transfer case actuators | *Electric parking brakes* | *Rear windshield wipers*

The Chassis Braking Business Unit sales declined 7% year over year to US$114 million. Stronger starter motor sales for the lawn and garden industry were offset by reductions in ABS pump motor volumes resulting from softer North American vehicle sales and the ending of certain customer programs. Increases in transfer case actuator sales were offset by the phase out of cruise control stators. New front and rear windshield wiper project launches set a strong pace for future growth toward the end of the fiscal year. Production relocation to China of starter motors was substantially completed in the fiscal year, resulting in end of production in Mexico.

Shanghai Ri Yong – JEA Gate Electric Co. Ltd. – Joint Venture

Cooling fan modules	*HVAC blowers*

Sales of the 50% owned Shanghai Ri Yong – JEA Gate Electric Co. Ltd. joint venture decreased 20% with unit volumes down 9% reflecting the recent slowdown in passenger vehicle production in China and increasing component pricing pressures as vehicle manufacturers in China continue to compete for market share by reducing prices.

COMMERCIAL MOTORS GROUP ("CMG")

CMG provides tailored motor solutions to global customers in Home Appliances, Power Tools, Business Equipment and Personal Products and the Audio-Visual markets.

For the full year CMG's sales increased over 19% to a record level of US$464 million, accounting for 41% of total Group sales.

Home Appliances

Floor care products	*Can openers*	*Electric knives*
Blenders	*Juice extractors*	*Slicers*
Mixers	*Grinders*	*Coffee makers*
Fans	*Vacuum sealers*	*Dish washer actuators*

Sales increased 16% to a record level of US$171 million, on unit volume growth of 4%. New customer "wins" in White Goods and Floor Care validate our strategy and execution on differentiated motion innovations. We have demonstrated overall strong performance with the leading global companies in their respective industry segments including kitchen appliances, vacuum cleaners, ventilation fans and washing white goods.

Power Tools

Hand tools	*Rotary sanders*	*Machines actuators*
Gardening tools	*Bilge pumps*	*Ratchet wrench*
Hand vacuums	*Angle grinders*	*Auto polishers*
Saws systems	*Heat guns*	

Sales increased over 7% to US$117 million, with unit volume down 4%. A concerted effort in profitable growth segments ensured that financial targets were achieved. The overall market for power tools is expected to be strong with continued consumer preferences towards cordless technologies with increasing features and functions. The Business Unit is well positioned to capitalize on this growth market with proprietary innovations and strong ties to the leading global power tool manufacturers.

Business Equipment and Personal Products

Business Equipment

Printer products
Gear box products
Copiers
Joysticks
Paper cutters
Scanners
Shredders
Projectors
Bill validators

Personal Products

Hair dryers
Toys
Hair trimmer/Hair curlers
Massagers
Tooth brushes
Shavers
Liquid dispenser
Blood pressure pumps
Aquarium products

Sales to the Business Equipment and Personal Products sectors combined, decreased 6% to US$91 million. Unit volumes decreased by 16%. Continued market pressure in printer applications was partly off-set with innovative encoder and gear-motor product launches. A number of new technology solutions for new customers are expected to contribute to sales in the coming year.

Audio-Visual and Nihon Mini Motor

CD-ROM applications
DVD product applications
Game controllers

Sales increased by 136% to US$85 million (US$54 million was contributed by Nihon Mini Motor), with unit volume growth of 44%. The acquisition of remaining 51% of Nihon Mini Motor strengthens Johnson Electric's higher-end motion solutions capability – and reduces the business unit's exposure to the commodity-end of the audio visual motor market. New technical solutions in new segments such as stepper motors and television focus are on track to ensure profitable growth.

HUMAN RESOURCES: INVESTING IN PEOPLE

At financial year-end, Johnson Electric Group employed approximately 32,000 people globally.

Engineering Talent Management

A central element in Johnson Electric's strategy is the development of an engineering talent pool that is among the finest in our industry. During the year, we embarked on a major initiative in "Johnson City" in southern China to strengthen this major source of advantage for the Group by improving our ability to attract, retain and develop top quality engineers.

Under the direction of the Executive Committee, this initiative has involved extensive employee opinion surveys, streamlining of engineering organizational structures and job titles, compensation benchmarking, re-designing career ladders, and creating new learning and development programs to complement the existing training program.

Performance Management Process and Leadership

The Group's employee performance management process ("PMP") is the key tool for evaluating and improving the caliber of our people on a continuing basis. It seeks to identify both top performers and underperformers across the organization and helps determine the training needs and career paths of these individuals. Increasing emphasis is being placed on leadership competency development as means to ensure that Johnson Electric builds a strong and broad bench of managerial talent.

Learning Organization

The Group's specially-tailored program for developing younger managers – known as the "JENESIS" program – continued to serve as an integral part of our people development function.

Building on the success of JENESIS, we have also designed a new Senior Management Development Seminar ("SMDS") that will commence in June 2005. SMDS focuses on senior Johnson Electric managers up to General Manager level and aims to provide an opportunity to tackle relevant business problems and share learnings with peers from various parts of the Johnson Electric organization across the world.

New management programs are being developed and rolled out by Johnson University (JU) to support the Engineering Talent Management initiative. The JU Master of Science (M.Sc.) degree program continues to produce much needed motor engineers each year.

Responsible Corporate Citizen

The *Safety Is Job One* program in Johnson City, in Shajing, China continues to gather momentum. All business units now come under this program and the Group's overall track record in environmental, health and safety continues to be excellent. In the recent Chairman's Awards, the respected "Leadership Award" category was won by an acknowledged champion of the safety movement.

Externally, Johnson Electric employees have also been active and enthusiastic supporters of a number of worthwhile community and charitable causes. In November 2004, for example, six Johnson Electric teams participated in Hong Kong's annual "Trailwalker" event that involves walking 100 kilometers across eight country parks and around 20 hills in the New Territories of Hong Kong in under 48 hours. Through individual sponsorship, the teams were able to contribute a significant sum to support various Oxfam-administered poverty alleviation and emergency assistance projects in Africa and Asia, including Hong Kong and mainland China.

The Group provides charitable donations and support to local communities where it operates in China and makes an annual contribution to The Community Chest of Hong Kong.

OVERVIEW

The Group reported profit attributable to shareholders of US$141.6 million, or 3.86 US cents per share for the year ended 31st March 2005, compared to profit attributable to shareholders of US$116.6 million or 3.17 US cents per share in 2003/04.

Profit attributable to shareholders for the year included pre-tax restructuring costs/provisions of US$10.0 million (US$7.1 million net of tax). Excluding the impact of such costs/provisions, profit attributable to shareholders was US$148.7 million, an increase of 12.1%.

In April 2004, the Group acquired the remaining 51% of the equity that it did not already own in Nihon Mini Motor. In October 2004, the Group announced the acquisition of 51% of Nanomotion Ltd., an Israeli producer of high precision piezo ceramic motors. These acquisitions are expected to open up new market opportunities for the Group.

To build a sourcing platform in China to supply global customers with a wide range of motor and motor-related electromechanical components and specialty materials that are not currently manufactured by the Group, Johnson Electric Trading made initial investments in two Hong Kong-based trading businesses in specialty metals and motor-related products during the last quarter of the year under review.

Investing directly in component manufacturing companies in China and overseas, Johnson Electric Capital made two initial investments in private PRC businesses in the electrical distribution systems and engine block castings sectors that each offer attractive value-creation opportunities for the Johnson Electric Group.

Total considerations for the above acquisitions and investments amounted to US$40.7 million.

TOTAL SHAREHOLDER RETURN (TSR)

For the financial year ended 31st March 2005, the Group achieved a TSR of -16%, compared to -5% for the Dow Jones World Electric Component and Equipment Index ("DJWECI"), which is a representative benchmark index of global industry peers.

For the prior years 2004, 2003, 2002, and 2001, Johnson Electric's TSR was -1%, -22%, -12%, and -6% respectively, compared to 62%, -31%, -17%, and -44% achieved by DJWECI in US dollar terms.

Over the past five years, the compound annual average TSR of Johnson Electric was -12%, compared to -13% achieved by DJWECI.


Total Shareholder Return
Indexed to 31st March 2001=100
100
80
60
40
20
0
01
02
03
04
05
Johnson Electric
DJWECI

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

In relation to the business units based in Hong Kong/China, the major revenue generating currencies continue to be the US dollar, Euro and Japanese Yen; whereas the major currencies in purchase commitments are the US dollar, Hong Kong dollar and Japanese Yen. Aside from the US dollar and Hong Kong dollar which is pegged to the US dollar, material open foreign exchange exposures are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations. Such contracts normally have a duration of less than 3 months. For the year to 31st March 2005, of the micromotor sales from Hong Kong/China, 82% were in US dollars; 13% in Euro for certain sales to Europe; and 5% in Japanese Yen for certain sales to Japan.

The Body Climate and Powertrain Cooling business units, which together comprise sales of US$363 million representing 32% of the Group's total sales in the year under review, are mainly European-based businesses with revenue and costs essentially in Euro. Hence, their exposure to US dollar is limited to the net position. In the case of Chassis Braking based in North America, the revenue and costs are in US dollar.

Surplus Cash and Debt

The Group follows a policy of prudence in managing its cash balances and maintains a high level of liquidity to ensure that the Group is well placed to take advantage of growth opportunities for the business. The surplus cash is held in US dollars, except certain temporary balances which may be held in such non-US currencies as required from time to time pending specific payments.

As at 31st March 2005, the surplus cash (comprising cash and other investments) decreased to US$235.1 million, down 5.3% from US$248.3 million at the previous year-end. The Group is substantively debt-free, except for loans amounting to US$16.0 million at the balance sheet date (compared to US$3.1 million a year ago).

As at 31st March 2005, 63% of the surplus cash was held in US dollars (compared to 71% a year ago); and the average duration of the Group's interest-bearing securities and time deposits was increased to 0.6 month, compared to 0.5 month previously. Hence, the price sensitivity to interest rate movements and the foreign exchange risk of such investments continued to be immaterial.

Capital Structure

It is the intention of the Group to maintain an appropriate mix of equity and debt to ensure an efficient capital structure over time. At this stage, however, with continuing strong cash flows, there are no immediate requirements for debt finance.

Total debt remained at a low level of US$16.0 million, compared to US$3.1 million at the last year-end, comprising mainly short-term loans and obligations of US$12.9 million.

The Group's borrowings are primarily denominated in US and Hong Kong dollars. Except for the foreign exchange exposure in relation to the loans in Euro obtained by Gate S.r.l., a subsidiary based in Europe, equivalent to approximately US$3.1 million, the Group has no significant exposure to foreign exchange fluctuations in relation to borrowings. Details of long-term loans remaining outstanding are included in Note 24 to the accounts.

Dividend Policy

It is the intention of the Group that the dividend paid should, over the long term, provide shareholders with dividend income broadly consistent with the underlying trend of earnings growth.


Dividends
80
70
60
50
40
30
20
10
0
01
02
03
04
05

At its June 2005 meeting, the Board of Directors recommended a final dividend of 11 HK cents (equivalent to 1.41 US cents per share), which together with the interim dividend of 4.5 HK cents (equivalent to 0.58 US cents), representing a total dividend of 15.5 HK cents per share (equivalent to 1.99 US cents), a 15% increase over the previous year.

In 2004/05, the dividend payout ratio (including the proposed dividend for the year) was approximately 52% of the profit attributable to shareholders, compared to 55% in 2003/04.

RESULTS OF OPERATIONS

ANALYSIS OF CONSOLIDATED PROFIT AND LOSS STATEMENT

	Existing Business	Acquired/New Business	2005 Total		2004 Total		Increase/ (Decrease)	
	US$M	US$M	US$M	%	US$M	%	US$M	%
Turnover	1,081.7	62.1	1,143.8	100.0	1,050.7	100.0	93.1	8.9
Cost of sales	(761.2)	(50.1)	(811.3)	(70.9)	(737.2)	(70.2)	74.1	10.0
Gross margins	320.5	12.0	332.5	29.1	313.5	29.8	19.0	6.1
SG&A	(175.5)	(12.7)	(188.2)	(16.5)	(179.1)	(17.0)	9.1	5.1
Other revenues	19.9	0.1	20.0	1.7	15.3	1.5	4.7	30.2
EBIT (before restructuring costs)	164.9	(0.6)	164.3	14.4	149.7	14.2	14.6	9.7
Restructuring costs/ provisions	(10.0)	–	(10.0)	(0.9)	(21.3)	(2.0)	(11.3)	(53.1)
EBIT	154.9	(0.6)	154.3	13.5	128.4	12.2	25.9	20.1
Finance costs	(0.2)	(0.1)	(0.3)	–	(0.2)	–	0.1	32.2
Share of profits less losses of JV/Associates	3.2	0.1	3.3	0.3	6.3	0.6	(3.0)	(48.4)
Profit/(loss) before taxation	157.9	(0.6)	157.3	13.8	134.5	12.8	22.8	16.9
Taxation	(15.1)	(0.5)	(15.6)	(1.4)	(17.9)	(1.7)	(2.3)	(13.2)
Profit/(loss) after taxation	142.8	(1.1)	141.7	12.4	116.6	11.1	25.1	21.5
Depreciation & Amortisation	46.5	1.0	47.5	4.2	45.9	4.4	1.6	3.6

TURNOVER

	2005		2004		Increase / (Decrease)	
	US$M	%	US$M	%	US$M	%
AUTOMOTIVE MOTORS GROUP						
Body Climate	109	10	120	11	(11)	(9)
Body Instruments	152	13	138	13	14	10
Powertrain Cooling	254	22	233	22	21	9
Powertrain Management	51	4	48	5	3	6
Chassis Braking	114	10	123	12	(9)	(7)
Sub-Total	680	59	662	63	18	3
COMMERCIAL MOTORS GROUP						
Home Appliances	171	15	147	14	24	16
Power Tools	117	10	109	10	8	7
Business Equipment/Personal Products	91	8	97	9	(6)	(6)
Audio-Visual Products	85	8	36	4	49	136
Sub-Total	464	41	389	37	75	19
TOTAL TURNOVER	**1,144**	**100**	**1,051**	**100**	**93**	**9**

Total turnover was US$1,144 million, an increase of 9% over the level in the prior year. Unit volume grew approximately 8%.

On a divisional basis, Automotive Motors Group increased 3% to US$680 million, representing 59% of total turnover. In addition to the effect of the stronger Euro currency, AMG achieved gains in market share, as a result of new product introductions and increasing outsourcing by customers.


Turnover
1200
1000
800
600
400
200
0
01
02
03
04
05

Overall sales of the Commercial Motors Group increased over 19% to a record level of US$464 million, mainly due to the acquisition of the remaining 51% of Nihon Mini Motor, increasing outsourcing by customers and new product introductions.

A discussion on the sales performance of individual business units within the two main operating divisions is provided in the Business Review section on page 9 to 13 of this report.

Cost of Sales and Gross Margins

Gross margins as a percentage of sales decreased from 29.8% for 2003/04 to 29.1% for the current year. The increase in global steel and copper prices continued to have an impact on the Group's cost of goods sold and gross margin. In 2004/05, the Group's weighted average cost of steel increased by 29% and the average London spot price of copper increased by approximately 47%.

Excluding the acquired and new businesses (Nihon Mini Motor, Nanomotion Ltd. and Johnson Electric Trading) that began in the current year, the gross margins would have been 29.6% compared to 29.8% for the same period.

Selling and Administrative Expenses ("SG&A")

Overall SG&A expenses increased 5.1% to US$188.2 million, and as a percentage of sales, decreased from 17.0% to 16.5%. The Company's SG&A expenses increased – partly due to higher international freight and shipping costs and partly due to translation of Euro expenses for US dollar reporting, but for the most part due to the Group's investments in Nihon Mini Motor and Nanomotion Ltd. which added US$12.7 million to SG&A. Excluding this impact, SG&A would have decreased by US$3.6 million to US$175.5 million or 16.2% of sales.

Restructuring Costs/Provisions

Consistent with Johnson Electric's strategy of restructuring those existing and acquired operations whose strategic location and relative cost position do not meet the current needs of the marketplace, the Group completed the closure of its manufacturing operations at Matamoros in Mexico. The closure costs incurred during the year, together with other restructuring costs incurred amounted to US$10.0 million (US$7.1 million net of tax).

Other Revenues

Other revenues were US$20.0 million, up 30.2%, due to an increase of US$4.3 million in scrap sales.

Depreciation Expense

Depreciation expense increased 2.5% to US$44.2 million. As a percentage to sales, depreciation expense decreased to 3.9%, compared to 4.1% in the prior year.

Earnings Before Interest and Tax ("EBIT")

Excluding the restructuring costs/provisions, EBIT was US$164.3 million, an increase of US$14.6 million or 9.7%. The increase was mainly due to an increase of US$19.0 million in gross profit and an increase of US$4.7 million in other revenues, partly offset by an increase of US$9.1 million in selling and administrative expenses. The Group's EBIT (before restructuring costs/provisions), as a percentage of sales, increased from 14.2% to 14.4%.


EBIT/Sales
(As a percentage of sales)
25
20
15
10
5
0
01
02
03
04
05

Finance Costs

Interest expense remained at a low level of US$0.3 million.

Share of Profits of JV/Associated Companies

The Group's share of profit of jointly controlled companies decreased to US$3.3 million in the 2004/05 year from US$6.3 million in the previous year, largely due to the reduced profitability of Ri-Yong by US$2.9 million and to the effect of acquiring the remaining 51% of Nihon Mini Motor not owned by the Group.

Taxation
Taxes on profits decreased 13.2% to US$15.6 million, compared to US$17.9 million in the previous year.


Profit Attributable to Shareholders
US$M
160
140
120
100
80
60
40
20
0
01
02
03
04
05


Earnings per Share
US cent
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
01
02
03
04
05

Profit Attributable to Shareholders
Profit attributable to shareholders and earnings per share increased 21.5% to US$141.7 million and 3.86 US cents, respectively.

FINANCIAL CONDITION

Liquidity and Financial Resources
The Group's financial resources and liquidity remained strong with US$137.3 million cash generated from operations. Net operating cash flow after interest and tax decreased to US$122.8 million, compared to US$184.4 million in the previous year. As at 31st March 2005, the Group's total cash and other investments decreased 5.3% to US$235.1 million, compared to US$248.3 million one year ago. Total debt increased to US$16.0 million.


Operating Cash Flow
US$M
200
180
160
140
120
100
80
60
40
20
0
01
02
03
04
05

The Group's principal committed facilities were short-term bank loans of US$12.9 million and long-term loans in Euro totalling US$3.1 million (of which US$0.1 million being repayable within one year) obtained by Gate S.r.l. to take advantage of preferential interest rates (fixed at between 1.5% and 3.2%) for specified purposes such as research and innovation.

For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

Funding requirements for capital expenditures are expected to be met by internal cash flows. There are no present plans for material investments or purchases of capital assets other than the Group's regular annual capital expenditures required to maintain its growth in sales.

The working capital position of the Group remained healthy. As at 31st March 2005, the current ratio (current assets divided by current liabilities) remained at 3.4 times, which is the same as that at the previous year-end.

The Group's total assets were US$1,062.0 million and shareholders' funds were US$819.9 million, compared to US$953.0 million and US$734.1 million, respectively, at the previous year-end.

Assets
Total assets were US$1,062.0 million, up US$109.0 million or 11.4%, essentially due to increases in current assets.

Non-current assets were US$378.9 million, up US$25.4 million or 7.2%. An increase of US$23.6 million in properties, plant and equipment and an increase of US$23.3 million in intangibles, were partly offset by a decrease of US$10.0 million in the share of net assets in associated companies; a decrease of US$3.0 million in deferred tax assets; a decrease of US$1.2 million in share of net assets in jointly controlled entities; a decrease of US$5.2 million in investments in finance leases; and a decrease of US$2.1 million in investment securities.


Capital Expenditures
70
60
50
40
30
20
10
0
01
02
03
04
05

Capital expenditures were US$67.0 million, up 30.7% from US$51.2 million previously. There were re-purchases of housing units from employees under the terms of the Staff Home Ownership Scheme, amounting to US$10.4 million, compared to US$4.5 million in the previous year. Hence, excluding such re-purchases of housing properties, net capital expenditures for the operations were US$56.6 million.

Current assets increased US$83.5 million or 13.9%. An increase of US$48.4 million in trade and other receivables; an increase of US$45.4 million in bank balances and cash; an increase of US$44.6 million in stocks and work in progress; and an increase of US$3.7 million in tax recoverable were partly offset by a decrease of US$58.6 million in other investments.

Deposits and bank balances, and other investments, representing the Group's surplus cash reserves, amounted to US$235.1 million, down 5.3%, from US$248.3 million one year ago.

Trade and other receivables increased to US$278.0 million, up 21.1%. Trade debtors increased to US$230.9 million, up 16.2%. The average collection period increased slightly to 67 days, compared to 65 days previously.


Sales to Stock
10
9
8
7
6
5
4
3
2
1
0
01
02
03
04
05

Stocks and work in progress increased to US$160.8 million, up 38.4% mainly due to increases in material prices. The sales-to-stocks ratio was dropped to 7.1 turns, from 9.0 turns in the previous year.

Liabilities

Total liabilities were US$242.2 million, an increase of US$23.3 million or 10.6%, due to an increase of US$12.9 million in bank loans and overdrafts; an increase of US$6.8 million in trade and other payables; an increase of US$1.1 million in minority interests; an increase of US$0.8 million in deferred tax liabilities; an increase of US$1.1 million in tax payable; an increase of US$0.5 million in other provisions; and an increase of US$0.1 million in long term loans.

Current liabilities increased by US$20.8 million to US$199.5 million. Bank loans and overdrafts increased US$12.9 million. Trade and other payables increased US$6.8 million or 3.9% to US$182.1 million. Other payables decreased US$3.0 million or 5.2%, whereas trade creditors increased US$9.8 million or 8.2% over the previous year-end. Tax payable increased US$1.1 million to US$4.5 million.

Non-current liabilities increased US$2.5 million or 6.2%, due mainly to an increase of US$1.1 million in minority interests; an increase of US$0.8 million in deferred tax liabilities; an increase of US$0.5 million in other provisions; and an increase of US$0.1 million in long term loans.

Shareholders' Funds

Shareholders' funds at 31st March 2005 were US$819.9 million, up 11.7%.

Reserves increased US$76.3 million or 11.1%. This was mainly due to the retained profit for the year of US$78.1 million (after deduction of a total dividend of US$63.6 million), and an adjustment of US$8.0 million arising on translation of foreign subsidiaries, associated companies and jointly controlled entities.

Proposed dividends increased US$9.4 million or 22.2% to US$51.8 million.

There was no change in the share capital.

CASH FLOWS

Johnson Electric's ability to generate cash from operations to grow and expand our business to create long-term shareholder value remains one of the Group's fundamental financial strengths.

Net Cash Inflow from Operating Activities

The Group's main sources of liquidity continued to be the net cash from operating activities.

Cash generated from operations decreased to US$137.3 million, compared to US$197.2 million in 2003/04. Operating cash flow mainly derived from profit before taxation of US$157.3 million and the adjustments for the increase in working capital and non-cash items. During the year, there was an increase of US$5.4 million in exchange translation differences; an increase of US$24.0 million in trade and other receivables; an increase of US$30.1 million in stocks and work in progress; a decrease of US$13.9 million in trade and other payables; and a decrease in US$3.0 million in share of profit in jointly controlled entities/associated companies. These were partially offset by an adjustment for non-cash depreciation and amortisation of US$47.5 million. After deductions of interest and tax paid, net cash from operating activities decreased US$61.6 million to US$122.8 million, down 33.4% from US$184.4 million previously.

Investing Activities

Net cash used in investing activities increased US$25.4 million or 43.5% to US$83.9 million, due mainly to increase of US$33.2 million in cash used in acquisition through business combinations; an increase of US$12.7 million in cash used in purchase of properties, plant and equipment; an increase of US$4.2 million in cash generated by the sale of investment securities; an increase of US$0.7 million in interest received; an increase of US$5.0 million in dividends received; a decrease of US$8.5 million in cash used in investment in joint ventures and associated companies; and a decrease of US$1.2 million in cash used in the purchase of other investments.

Financing Activities

Net cash used in financing decreased US$4.6 million to US$63.7 million, due primarily to a decrease of US$6.5 million in cash used in repayment of bank and other loans, partially offset by a decrease of US$1.9 million in cash generated from new secured loans.

Cash and Cash Equivalents

Total cash and cash equivalents as at 31st March 2005 decreased US$24.9 million or 10.1% to US$222.1 million, compared to US$246.9 million a year ago.

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders.

Board of Directors

As at 31st March 2005, Johnson Electric's board consisted of three executive directors and eight non-executive directors (of whom six are independent).

The independent non-executive directors, who represent a majority of the board, are all experienced individuals from a range of industries and geographies. Their mix of professional skills and experience is an important element in the proper functioning of the board and in ensuring a high standard of objective debate and overall input to the decision-making process. The Board has received from each independent non-executive director a written confirmation of their independence and has satisfied itself of such independence up to the approval date of this report in accordance with the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The biographical details of the directors are provided on pages 36 to 38 of this report.

The Board at Work

The board of directors is accountable to shareholders for the activities and performance of the group. It meets in person on a quarterly basis and on other occasions when a board-level decision on a particular matter is required. The Board has reserved for its decision or consideration matters covering corporate strategy, annual and interim results, directors' appointment, succession planning, risk management, major acquisitions, disposals and capital transactions, and other significant operational and financial matters.

The majority of board meetings are scheduled to last one full day, with directors receiving details of agenda items for decision and minutes of committee meetings in advance of each board meeting.

Although the capacity of any board to involve itself in the details of a large international business is limited, Johnson Electric aims to provide its independent non-executive directors with extensive exposure and access to its operations and management. Over the past three years, the number and duration of board meetings have increased and the board agenda is structured to address the broad spectrum of key governance issues on a regular and systematic basis. Forming part of the continuous professional development programme for directors, visits to the company's principal operating facilities have been arranged and professional guest speakers are invited to address the board from time to time.

Major corporate matters that are specifically delegated by the Board to management include the preparation of annual and interim accounts for board approval before public reporting, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory requirements and rules and regulations.

The Group's General Counsel and Chief Financial Officer also attend all board meetings to advise on corporate governance, risk management, statutory compliance, mergers and acquisitions, and accounting and financial matters.

Under the Company's Bye-Law 109(A), one-third of the directors except the executive chairman, who have served longest on the board, must retire, thus becoming eligible for re-election at each Annual General Meeting. As such, except the executive chairman, no director has a term of appointment longer than three years.

The Company has arranged for appropriate liability insurance to indemnify its directors for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

Committees

The monitoring and assessment of certain governance matters are allocated to four committees which operate under defined terms of reference and are required to report to the full board on a regular basis. The composition of the committees during 2004/05 and up to the date of this report is set out in the table below.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Executive Director				
Patrick Wang Shui Chung *(Chairman and Chief Executive)*			M#	M
Winnie Wang Wing Yee *(Vice-Chairman)*		M#		M
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards			C#	
Patrick Blackwell Paul	C		M#	
Arkadi Kuhlmann		C#		
Oscar De Paula Bernardes Neto		M#		
Michael John Enright	M			
Laura May-Lung Cha*	M*			

C – Chairman

M – Member

\# *Appointed on 7th September 2004*

* *Appointed on 20th September 2004*

Audit Committee

The Audit Committee is comprised of three independent non-executive directors who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's chief internal auditor to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work.

The committee also monitors the appointment and function of the Group's external auditor.

Remuneration Committee

The Remuneration Committee was established on 7th September 2004 and is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee determines the compensation structure and rewards for the Chief Executive Officer and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the board on management development and succession plans for executive directors and senior management levels.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee was established on 7th September 2004 and is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices.

Board Committee

The Board Committee was established on 11th June 2002 and is comprised of two executive directors. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

Board and Committee Attendance

The Board held four regular meetings in 2005 and the average attendance rate was 88%. Details of the attendance of individual directors at board meetings and committee meetings during the 2004/05 financial year are set out in the table below:

	No. of meetings attended / held			
Directors	Board	Audit Committee	Remuneration Committee	Nomination and Corporate Governance Committee
Executive Director				
Patrick Wang Shui Chung	4/4	–	–	1/1
Winnie Wang Wing Yee	4/4	–	2/2	–
Richard Wang Li-Chung	4/4	–	–	–
Non-executive Directors				
Wang Koo Yik Chun	2/4	–	–	–
Peter Wang Kin Chung	3/4	–	–	–
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards	4/4	–	–	1/1
Patrick Blackwell Paul	4/4	4/4	–	1/1
Arkadi Kuhlmann	3/4	–	2/2	–
Oscar De Paula Bernardes Neto	4/4	–	2/2	–
Michael John Enright	3/4	4/4	–	–
Laura May-Lung Cha*	2/2	2/2	–	–
Peter John Wrangham#	1/1	–	–	–
Average attendance rate	88%	100%	100%	100%
Date of meeting	07/06/2004	03/06/2004	02/12/2004	17/03/2005
	07/09/2004	17/09/2004	17/03/2005	
	03/12/2004	22/11/2004		
	07/03/2005	17/03/2005		

* *Appointed on 20th September 2004*

\# *Retired and resigned on 8th June 2004*

Internal Control and Risk Management

The Board is responsible for ensuring that an adequate system of internal controls is maintained within the Group, and for reviewing its effectiveness through the Audit Committee.

The internal control system, which includes a defined management structure with specified limits of authority, is designed to (a) help the achievement of business objectives, and safeguard the Group's assets; (b) ensure proper maintenance of accounting records; and (c) ensure compliance with relevant legislation and regulations.

The internal control system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss and to manage, but not to eliminate, risks of failure in achieving the Group's objectives.

The processes to identify and manage key risks to the achievement of the Group's strategic objectives are an integral part of the internal control environment. Such processes include strategic planning, the appointment of senior management, the regular monitoring of performance, control over capital expenditure and investments and the setting of high standards and targets for safety, health and environmental performance.

The management maintains and monitors the system of controls on an ongoing basis.

The Group's internal audit department, under the supervision of the chief internal auditor, independently reviews these controls and evaluates their adequacy, effectiveness and compliance, and reports directly to the Audit Committee on a regular basis.

During 2004/2005, based on the evaluations made by the management, internal auditors and external auditors, the Audit Committee was satisfied that nothing has come to its attention to cause the Audit Committee to believe that the system of internal control is inadequate; and there is an ongoing process to identify, evaluate and manage significant risks faced by the Group.

External Auditor

Johnson Electric's independent external auditor is PricewaterhouseCoopers. The Audit Committee is responsible for considering the appointment of the external auditor and also reviews any non-audit functions performed by the external auditor for the Group. In particular, the Committee will consider, in advance of them being contracted for and performed, whether such non-audit functions could lead to any potential material conflict of interest.

During the 2004/05 financial year, the services (and associated remuneration) provided by PricewaterhouseCoopers to the Group were as follows:

	2004/05	2003/04
	US$M	US$M
Audit	**0.77**	0.74
Taxation	**0.31**	0.28
Due diligence, and other advisory services	**0.26**	0.36

Communications with Shareholders

Johnson Electric uses a number of formal communications channels to account to shareholders for the performance of the Company. These include the Annual Report and Accounts, the Interim Report, periodic company announcements made through the Stock Exchange, as well as through the Annual General Meeting. Copies of relevant corporate and financial information are also made available through the company's website: *www.johnsonelectric.com*.

The Company aims to provide its shareholders and potential investors with high standards of disclosure and financial transparency. In order to provide effective disclosure to investors and potential investors and to ensure they all receive equal access to the same information at the same time, information considered to be of a price sensitive nature is released by way of formal public announcements as required by the Stock Exchange Listing Rules. The Company supplements and follows up such announcements through periodic presentations, investor road shows, and conference calls with the international investment community. The Company also welcomes comments and questions from shareholders at its Annual General Meeting.

Directors' Securities Transactions

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Stock Exchange Listing Rules.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

Directors' and Auditors' Responsibilities for Accounts

The Directors' responsibilities for the accounts are set out on page 35, and the responsibilities of the external auditors to the shareholders are set out on page 42.

Code of Best Practice

Throughout the accounting period, **the Company was in compliance with the Code of Best Practice** as set out in the Appendix 14 of the Stock Exchange Listing Rules.

The Directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2005.

Principal Activities

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are shown in note 33 to the accounts.

Results and Appropriations

The results of the Group for the year ended 31st March 2005 are set out in the consolidated profit and loss account on page 43 of the accounts.

The Directors declared an interim dividend of 0.58 US cents (4.5 HK cents) per share, totalling US$21,195,000, which was paid on 3rd January 2005.

The Directors recommend the payment of a final dividend of 1.41 US cents (11 HK cents) per share, totalling US$51,810,000, payable on 29th July 2005.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 28 to the accounts.

Distributable Reserves

As at 31st March 2005, the distributable reserves of the Company available for distribution as dividends amounted to US$464,480,000, comprising retained earnings of US$369,207,000 and contributed surplus of US$95,273,000 arising from the reorganisation of Johnson Electric Group in 1988 less a bonus issue in 1991.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus shall not be distributed to the shareholders if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Donations

During the year, the Group made charitable and other donations of US$214,000 (2004: US$372,000).

Fixed Assets

Details of the movements in properties, plant and equipment are shown in note 14 to the accounts.

Share Capital

Details of the share capital are shown in note 27 to the accounts.

Directors

The Directors during the year and up to the date of this report were:

Wang Koo Yik Chun	
Patrick Wang Shui Chung *JP*	
Winnie Wang Wing Yee	
Peter Stuart Allenby Edwards	
Patrick Blackwell Paul	
Arkadi Kuhlmann	
Richard Wang Li-Chung	
Oscar De Paula Bernardes Neto	
Peter Wang Kin Chung	
Michael John Enright	
Laura May-Lung Cha	(appointed on 20th September 2004)
Peter John Wrangham	(retired and resigned on 8th June 2004)

In accordance with Bye-Law 109(A) of the Company's Bye-Laws, Ms. Wang Koo Yik Chun, Mr. Arkadi Kuhlmann and Mr. Oscar De Paula Bernardes Neto retire from office by rotation and, being eligible, offer themselves for re-election.

In accordance with Bye-Law 100 of the Company's Bye-Laws, Mrs. Laura May-Lung Cha retires from office and being eligible, offers herself for re-election.

The Company is controlled through the Board of Directors which comprises eleven Directors. At 31st March 2005, three of the Directors are executive and eight of the Directors are non-executive, of whom six are independent. Their details are set out in the Biographical Details of Directors and Senior Management section on pages 36 to 40.

Directors' Service Contracts

None of the Directors of the Company had a service contract with the Company or any of its subsidiaries during the year.

Disclosure of Interests

A DIRECTORS

As at 31st March 2005, the interests of each director and chief executive of the Company in the shares of the Company (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO were as follows:

	Shares of the Company of HK$0.0125 each	
Name	Personal Interests	Other Interests
Wang Koo Yik Chun	–	2,183,600,640 *(Notes a & b)*
Peter Stuart Allenby Edwards	–	100,000 *(Note c)*
Patrick Blackwell Paul	50,000	–

NOTES

a. *These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

b. *Duplications of shareholdings occur among and between the parties shown below under the Section B Substantial Shareholders.*

c. *These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.*

Save as disclosed herein, as at 31st March 2005, the register maintained by the Company pursuant to section 352 of the SFO recorded no other interests or short positions of the Directors in any shares of the Company (within the meaning of Part XV of the SFO).

B SUBSTANTIAL SHAREHOLDERS

As at 31st March 2005, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of shares held	Approximate % of shareholding
Ms. Wang Koo Yik Chun	Beneficiary of family trusts	2,135,600,640 *(Notes a & b)*	58.13
HSBC International Trustee Limited	Trustee	947,282,000 *(Notes a & c)*	25.78
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note a)*	24.15
Bermuda Trust (Guernsey) Limited	Trustee	358,972,480 *(Note a)*	9.77
Ceress International Investment Corporation	Trustee	223,014,080 *(Note d)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note e)*	5.77

NOTES

a. *The shares in which Ansbacher (Bahamas) Limited and Bermuda Trust (Guernsey) Limited were interested and 937,588,160 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun was interested as referred to above under Directors' interests in Section A of Disclosure of Interests.*

b. *The shares in which Ms. Wang Koo Yik Chun was interested as referred to above formed part of the shares referred to in Note a.*

c. *941,500 of the shares in which HSBC International Trustee Limited was interested were held through HSBC Trustee (Hong Kong) Limited.*

d. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by Bermuda Trust (Guernsey) Limited.*

e. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 31st March 2005, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

Share Scheme

A SHARE OPTION SCHEME

The Company has on 29th July 2002 adopted a new share option scheme (herein referred to as "the Scheme").

The major terms of the Scheme, in conjunction with the requirements of chapter 17 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), are as follows:

(a) Purpose

The purpose of the Scheme is to provide incentive or rewards to Participants.

(b) Participants

The participants of the Scheme are

(i) any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group or a company in which the Group holds an equity interest or a subsidiary of such company ("Affiliate"); or

(ii) any discretionary trust whose discretionary objects include any director, employee or consultant of the Group or an Affiliate; or

(iii) a company beneficially owned by any director, employee or consultant of the Group or an Affiliate.

(c) Maximum number of shares

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option scheme(s) of the Company shall not exceed 2 per cent. of the share capital of the Company in issue from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Scheme to any one grantee in any 12-month period shall not exceed 0.1 per cent. of the share capital of the Company in issue on the last date of such 12-month period unless approval of the shareholders of the Company has been obtained with such grantee and his associates abstaining from voting in accordance with the Listing Rules and a circular is issued.

(d) Time of acceptance and exercise of an Option

There is no specific requirement under the Scheme that an Option must be held for any minimum period before it can be exercised, but the terms of the Scheme provide that the Board has the discretion to impose a minimum period at the time of grant of any particular option. The date of grant of any particular Option is the date when the duplicate offer document constituting acceptance of the Option duly signed by the grantee, together with a remittance in favour of the Company of HK$1.00 by way of consideration is received by the Company, such date must be on or before the 28th day after the Option is offered to the relevant grantee. The period during which an Option may be exercised will be determined by the Board at its absolute discretion, save that no Option may be exercised more than 10 years after it has been granted.

(e) Subscription price for shares

The subscription price for shares shall be a price determined by the Directors, but shall not be less than the higher of

(i) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a trading day; and

(ii) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of the offer of grant.

(f) Period of the Scheme

The Scheme will remain in force for a period of 10 years from the date of adoption of such Scheme.

Details of the new share options granted under the Scheme as at 31st March 2005 are as follows:–

Type of Grantees	Options held at 01/04/2004	Options granted during the year	Options cancelled during the year	Options held at 31/03/2005	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until	*Note*
Employees	100,000	–	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012	*(i)*
	100,000	–	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012	*(i)*
	750,000	–	(100,000)	650,000	8.02	17/09/2002	01/08/2004	16/09/2012	*(i)*
	750,000	–	(100,000)	650,000	8.02	17/09/2002	01/08/2005	16/09/2012	*(i)*
	150,000	–	–	150,000	9.40	10/07/2003	01/07/2005	09/07/2013	*(ii)*
	150,000	–	–	150,000	9.40	10/07/2003	01/07/2006	09/07/2013	*(ii)*
	837,500	–	–	837,500	9.65	31/07/2003	01/07/2005	30/07/2013	*(iii)*
	837,500	–	–	837,500	9.65	31/07/2003	01/07/2006	30/07/2013	*(iii)*
	100,000	–	–	100,000	10.70	01/08/2003	01/08/2005	31/07/2013	*(iv)*
	100,000	–	–	100,000	10.70	01/08/2003	01/08/2006	31/07/2013	*(iv)*
	100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	30/09/2013	*(v)*
	100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	30/09/2013	*(v)*
	–	50,000	–	50,000	8.77	07/05/2004	01/05/2006	30/04/2014	*(vi)*
	–	50,000	–	50,000	8.77	07/05/2004	01/05/2007	30/04/2014	*(vi)*
	–	100,000	–	100,000	7.40	28/12/2004	01/01/2007	31/12/2014	*(vii)*
	–	100,000	–	100,000	7.40	28/12/2004	01/01/2008	31/12/2014	*(vii)*
	4,075,000	300,000	(200,000)	4,175,000					

NOTE

The closing market price per share immediately before the date on which the share options were granted were (i) HK$8.10, (ii) HK$10.85, (iii) HK$10.80, (iv) HK$10.60, (v) HK$11.65, (vi) HK$7.20 and (vii) HK$7.60.

Due to the current volatility of the share markets, the Directors consider it inappropriate to value the options which were granted under the Scheme.

B LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 31st March 2005 are as follows:

Year of grant of shares	Number of shares purchased	Purchase Price *(HK$)*	Shares awarded		
			2003	2004	2005
2003	154,917	9.50	51,639	51,639	51,639

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Johnson Electric Group Ten-Year Summary

A summary of the results and of the assets and liabilities of the Group for last ten financial years are set out on pages 84 to 85.

Pre-emptive Rights

No pre-emptive rights exist under Bermudan law in relation to issues of new shares by the Company.

Major Suppliers and Customers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods and services to its 5 largest customers.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Senior Management

The biographical details of the senior management as at the date of this report are set out in the Directors and Senior Management section on pages 36 to 40.

Corporate Governance

Principal corporate governance practices as adopted by the Company are set out in the Corporate Governance Report on pages 22 to 27.

Directors' Responsibilities for the Accounts

The Directors are responsible for the preparation of accounts for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended 31st March 2005 the Directors have selected suitable accounting policies and applied them consistently; made judgements and estimates that are prudent and reasonable; and have prepared the accounts on the going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

Auditors

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 13th June 2005

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT


Patrick Wang Shui Chung


Wang Koo Yik Chun


Winnie Wang Wing Yee


Peter Stuart Allenby Edwards


Patrick Blackwell Paul


Arkadi Kuhlmann


Oscar De Paula Bernardes Neto


Peter Wang Kin Chung


Laura May-Lung Cha


Richard Wang Li-Chung


Michael John Enright

DIRECTORS

Ms. Wang Koo Yik Chun
Non-executive Director
Honorary Chairman

Ms. Wang Koo Yik Chun, age 88, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-Chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages. Madam Wang is the Honorary Chairlady of Tristate Holdings Limited.

Dr. Patrick Wang Shui Chung *JP*
Chairman and Chief Executive
Member of Nomination and Corporate Governance Committee

Dr. Patrick Wang Shui Chung, age 54, obtained his BSc and MSc degrees in Electrical Engineering and received an Honorary Doctorate of Engineering from Purdue University in Indiana, U.S.A. He joined the Johnson Electric Group in 1972 and became a Director in 1976 and Managing Director in 1984. In 1996 he was elected Chairman and Chief Executive of the Company. He is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. He is also a member of Audit Committee of Hong Kong Bank Asia Pacific and a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Vtech Holdings Limited and Tristate Holdings Limited. He is a son of the Honorary Chairman, Ms. Wang Koo Yik Chun.

Ms. Winnie Wang Wing Yee
Vice-Chairman
Member of Remuneration Committee

Ms. Winnie Wang Wing Yee, age 58, obtained her BSc degree from Ohio University in U.S.A. She joined the Johnson Electric Group in 1969. She became a Director in 1971 and an Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Wang is a non-executive director of Tristate Holdings Limited. She is a sister of the Chairman and Chief Executive, Dr. Patrick Wang.

Mr. Peter Stuart Allenby Edwards
Independent Non-executive Director
Chairman of Nomination and Corporate Governance Committee

Mr. Peter Stuart Allenby Edwards, age 57, has been an independent non-executive director of the Company since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master, the Solicitors to the Group, until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies.

Mr. Patrick Blackwell Paul
Independent Non-executive Director
Chairman of Audit Committee and
Member of Nomination and Corporate Governance Committee

Mr. Patrick Blackwell Paul, age 57, has been an independent non-executive director of the Company since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is a member of the Managing Board of the Kowloon-Canton Railway Corporation and is an independent non-executive director of The Hongkong & Shanghai Hotels, Ltd., Kingsway International Holdings Ltd. and Pacific Basin Shipping (HK) Limited. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong, and the Allocations Committee of the Hong Kong Community Chest.

Mr. Arkadi Kuhlmann
Independent Non-executive Director
Chairman of Remuneration Committee

Mr. Arkadi Kuhlmann, age 57, has been an independent non-executive director of the Company since 2003. He has 27 years of banking executive experience and is currently the Chairman and CEO of ING Bank FSB, U.S.A. (a regulated deposit taking institution) and a member of the Leadership and Management Council of ING Group in Amsterdam, The Netherlands. Mr. Kuhlmann has served as a director of more than 10 public and private companies in Canada, U.S.A., U.K., Australia and Hong Kong.

Mr. Richard Wang Li-Chung
Executive Director

Mr. Richard Wang Li-Chung, age 61, obtained his BSc and MSc degrees in Electrical Engineering from the University of California, Berkeley. He joined the Johnson Electric Group in 1970 and has been Director since 1992. He is an adviser to the Chief Executive. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Mr. Oscar De Paula Bernardes Neto
Independent Non-executive Director
Member of Remuneration Committee

Mr. Oscar De Paula Bernardes Neto, age 58, has been an independent non-executive director of the Company since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently the Chairman of LID Group and a Director of Delphi Corporation, Metalurgica Gerdau S.A., Gerdau S.A., Satipel S.A. and Suzano Bahia Sul S.A. He is also a member of the Advisory Boards of Bunge Brasil, RBS and Booz Allen & Hamilton do Brasil.

Mr. Peter Wang Kin Chung
Non-executive Director

Mr. Peter Wang Kin Chung, age 51, has been a non-executive director of the Company since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and an MBA degree from Boston University. He is the Chairman & CEO of Tristate Holdings Limited and the Managing Director of Hua Thai Manufacturing Public Company Limited. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Prof. Michael John Enright
Independent Non-executive Director
Member of Audit Committee

Prof. Michael John Enright, age 46, was appointed as an independent non-executive director of the Company on 18th March 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Prof. Enright is currently a professor at the University of Hong Kong School of Business and a principal in Enright, Scott & Associates, a Hong Kong-based consulting firm. He is an independent non-executive director of Shui On Construction and Materials Ltd.

Mrs. Laura May-Lung Cha
Independent Non-executive Director
Member of Audit Committee

Mrs. Laura May-Lung Cha, age 55, was appointed as a non-executive director of the Company on 20th September 2004. She obtained a BA degree from the University of Wisconsin and a law degree from the University of Santa Clara. She practiced as an attorney in the 1980's in San Francisco and Hong Kong. She was the Deputy Chairman of the Securities and Futures Commission, a Vice-Chairman of the China Securities Regulatory Commission and a member of the Committee of 100 in US. Mrs. Cha is currently a Non-Official Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited. She is also a Council Member of the Hong Kong University of Science and Technology, a Senior Advisor to The Investor AB Group in Sweden, a member of the International Council of The Asia Society and Senior Advisor for Asia for The Conference Board in New York.

SENIOR MANAGEMENT

Mr. Paul Tong Hon To
Executive Vice President and General Counsel

Mr. Paul Tong Hon To, aged 59, obtained a BSc (Economics) degree, a postgraduate Certificate in Management Studies, and a DBA degree from the University of London, the University of Oxford and the International Management Centres, London in England respectively. He was admitted as a Barrister of the Middle Temple in England, the Supreme Court of Hong Kong and the High Court of Australia. He is responsible for corporate development and legal matters of the Group. He joined Johnson Electric in 1995 as Chief Financial Officer and became Executive Vice President and General Counsel in 2003. Prior to joining Johnson Electric, he had many years' experience in manufacturing, shipping and trading businesses with large multinational groups. He is also a CPA of The Hong Kong Institute of Certified Public Accountants; a Fellow Member of The Association of Chartered Certified Accountants; and an Associate Member of The Chartered Institute of Management Accountants and The Institute of Chartered Secretaries and Administrators.

Mr. Choi Tung Sing
Senior Vice President, Strategic Manufacturing

Mr. Choi Tung Sing, age 55, is responsible for the global manufacturing management of the Group. He joined the Group in 1968, with more than 30 years of experience in motor component manufacturing, motor assembly processes, and the utilization of machines & fixtures.

Mr. Bernard Chu Kin Wah
President of Johnson China Advice Company Limited

Mr. Bernard Chu Kin Wah, age 59, holds a Diploma of Management Studies from Hongkong Polytechnic and a Business Administration Diploma from the University of Hull, U.K. He joined Johnson Electric in 1979 and is responsible for aspects of the Group's manufacturing and corporate affairs in mainland China. Prior to joining Johnson Electric, he had significant experience in finance and administration positions in the Hong Kong manufacturing sector.

Mr. Eric Martin Davis
Senior Vice President and Chief Financial Officer

Mr. Eric Martin Davis, age 50, obtained a Bachelor of Science degree from Trent University and also obtained his professional designation as a Chartered Accountant (C.A.) and a Certified Management Accountant (C.M.A.). He is responsible for overall corporate finance, accounting, treasury and information technology as well as coordination of internal audit. Prior to joining Johnson Electric in 2003, he joined the Coca-Cola Company in 1985 and has held CFO positions in Toronto, Bangkok, Singapore and Manila.

Mr. Michael Gunther Degen
Senior Vice President, Automotive Motors Group

Mr. Michael Gunther Degen, age 47, obtained BASc and MASc degrees in Chemical Engineering from the University of Waterloo in Waterloo, Ontario, Canada. He is responsible for providing operational leadership and strategic direction to a global group of business units engaged in the supply of motors and motor-systems to all segments of the automotive market. He joined Johnson Electric in 2002 as Senior Vice President of the Automotive Motors Group. He is a registered Professional Engineer with Professional Engineers Ontario and has worked 18 years in the Automotive Business. Prior to joining Johnson Electric, he worked 12 years in the Motor Division of Siemens Automotive.

Mr. Paul Jay DeMand
Senior Vice President, Commercial Motors Group

Mr. Paul Jay DeMand, age 40, obtained his BSc in Mechanical and Electrical Engineering from Kettering University (formerly General Motors Institute) and MBA from the University of Detroit. He is responsible for leading the strategic, commercial and operational aspects of all of the non-automotive motor and motion businesses worldwide. He joined Johnson Electric in 2003 and prior to that held various executive positions with General Motors, TI Group plc and Solectron Corporation while being based in North America, Europe and Asia.

AUDITORS' REPORT

AUDITORS' REPORT TO THE SHAREHOLDERS OF JOHNSON ELECTRIC HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 43 to 83 which have been prepared in accordance with accounting principles accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st March 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 13th June 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st March 2005

	Note	**2005**	2004
		US$'000	US$'000
Turnover	2	**1,143,783**	1,050,707
Cost of sales		**(811,292)**	(737,215)
Gross profit		**332,491**	313,492
Other revenues	2	**19,987**	15,347
Selling and administrative expenses	3	**(188,164)**	(179,078)
Restructuring costs/provisions	4	**(9,992)**	(21,290)
Operating profit	5	**154,322**	128,471
Finance costs	6	**(308)**	(233)
Share of profits less losses of jointly controlled entities/associated companies		**3,249**	6,295
Profit before taxation		**157,263**	134,533
Taxation	7	**(15,591)**	(17,956)
Profit after taxation		**141,672**	116,577
Minority interests		**(24)**	–
Profit attributable to shareholders	8	**141,648**	116,577
Dividends	9	**73,005**	63,585
Basic earnings per share (US cents)	10	**3.86**	3.17
Fully diluted earnings per share (US cents)	10	**3.86**	3.17

CONSOLIDATED BALANCE SHEET

As at 31st March 2005

	Note	**2005**	2004
		US$'000	US$'000
ASSETS			
Non-current assets			
Intangibles	13	**43,335**	20,074
Properties, plant and equipment	14	**280,563**	256,952
Jointly controlled entities	16	**14,921**	16,104
Associated companies	17	**3,193**	13,163
Investment securities	18	**5,818**	7,871
Investments in finance leases	19	**426**	5,599
Deferred tax assets	26	**30,689**	33,731
		378,945	353,494
Current assets			
Stocks and work in progress	20	**160,771**	116,170
Trade and other receivables	21	**278,028**	229,582
Other investments	22	**58,813**	117,424
Tax recoverable		**9,168**	5,457
Bank balances and cash		**176,321**	130,908
		683,101	599,541
Current liabilities			
Trade and other payables	23	**182,093**	175,280
Current portion of long term loans	24	**92**	137
Tax payable		**4,466**	3,327
Bank loans and overdrafts		**12,878**	11
		199,529	178,755
Net current assets		**483,572**	420,786
Total assets less current liabilities		**862,517**	774,280
Non-current liabilities			
Long term loans	24	**3,018**	2,921
Other provisions	25	**16,649**	16,144
Deferred tax liabilities	26	**21,892**	21,093
Minority interests		**1,108**	5
		42,667	40,163
NET ASSETS		**819,850**	734,117
CAPITAL AND RESERVES			
Share capital	27	**5,925**	5,925
Reserves	28	**762,115**	685,802
Proposed dividends	28	**51,810**	42,390
SHAREHOLDERS' FUNDS		**819,850**	734,117

PATRICK WANG SHUI CHUNG
Director

WINNIE WANG WING YEE
Director

COMPANY BALANCE SHEET

As at 31st March 2005

	Note	2005 US$'000	2004 US$'000
ASSETS			
Non-current assets			
Subsidiaries	15	**539,332**	534,933
Investment securities	18	**5,687**	7,871
		545,019	542,804
Current assets			
Trade and other receivables		**3,251**	3,252
Bank balances and cash		**181**	96
		3,432	3,348
Current liabilities			
Trade and other payables		**191**	151
Net current assets		**3,241**	3,197
NET ASSETS		**548,260**	546,001
CAPITAL AND RESERVES			
Share capital	27	**5,925**	5,925
Reserves	28	**490,525**	497,686
Proposed dividends	28	**51,810**	42,390
SHAREHOLDERS' FUNDS		**548,260**	546,001

PATRICK WANG SHUI CHUNG
Director

WINNIE WANG WING YEE
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st March 2005

	Note	**2005**	2004
		US$'000	US$'000
Total equity at beginning of year		**734,117**	665,618
Exchange adjustments	28	**8,030**	13,993
Revaluation surplus	28	**462**	1,763
Net gains not recognised in the consolidated profit and loss account		**8,492**	15,756
Profit attributable to shareholders	28	**141,648**	116,577
Revaluation surplus realised upon disposal	28	**(822)**	(249)
2004/2003 Final dividend paid	28	**(42,390)**	(42,390)
2005/2004 Interim dividend paid	28	**(21,195)**	(21,195)
Total equity at end of year		**819,850**	734,117

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2005

	Note	2005 US$'000	2004 US$'000
Net cash inflow from operating activities	31(a)	**122,820**	184,390
INVESTING ACTIVITIES			
Purchase of properties, plant and equipment		**(60,584)**	(47,834)
Purchase of investment securities		**(326)**	(1,096)
Investments in jointly controlled entity/associated companies		**(4,150)**	(12,603)
Purchase of other investments		–	(1,212)
Acquisitions of subsidiaries, net of cash acquired	31(c)	**(38,902)**	(5,659)
Patent and development costs incurred		**(70)**	(285)
Capital element from investments in finance leases		**77**	311
Sale of properties, plant and equipment		**6,441**	6,219
Sale of investment securities		**4,520**	286
Sale of other investments		**1,190**	1,000
Interest received		**2,825**	2,138
Gross earnings from investments in finance leases		**22**	227
Dividends received from a jointly controlled entity		**5,015**	–
Net cash used in investing activities		**(83,942)**	(58,508)
FINANCING ACTIVITIES			
New secured loans		–	1,921
Repayment of bank and other loans		**(146)**	(6,673)
Dividends paid		**(63,585)**	(63,585)
Net cash used in financing activities		**(63,731)**	(68,337)
(Decrease)/increase in cash and cash equivalents		**(24,853)**	57,545
Cash and cash equivalents at beginning of year		**246,929**	189,384
Cash and cash equivalents at end of year		**222,076**	246,929
Analysis of the balances of cash and cash equivalents			
Other investments		**58,633**	116,032
Bank balances and cash		**176,321**	130,908
Bank loans and overdrafts		**(12,878)**	(11)
Cash and cash equivalents at end of year		**222,076**	246,929

NOTES TO THE ACCOUNTS

1. Principal accounting policies

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The accounts are prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain investment properties and other investments are stated at fair value.

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not adopted these new HKFRSs in these accounts for the year ended 31st March 2005. The Group has commenced an assessment of the impact of adopting the new HKFRSs and has so far concluded that the adoption of the new HKFRSs would not have a significant impact on its results of operations and financial position.

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) CONSOLIDATION

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st March and the Group's share of post-acquisition profits less losses, and reserves, of its associated companies and jointly controlled entities. The results of subsidiaries acquired during the year are included in the consolidated profit and loss account from the effective date of acquisition as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(b) REVENUE RECOGNITION

(i) Sales of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii) Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii) Gross earnings from investments in finance leases

Gross earnings from investments in finance leases are recognised on the basis as set out in note 1(n).

(iv) Rental income

Rental income is recognised on a straight-line basis over the period of the lease.

(v) Royalty income

Royalty income is recognised on an accrual basis.

1. Principal accounting policies *(Cont'd)*

(c) SUBSIDIARIES

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d) JOINTLY CONTROLLED ENTITIES

A jointly controlled entity is an entity in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(e) ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary or jointly controlled entity, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(f) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of subsidiary/associated company/jointly controlled entity at the date of acquisition.

In accordance with SSAP 30 "Business Combination", goodwill on acquisitions occurring on or after 1st January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life in the range of 5 to 20 years.

Goodwill on acquisitions that occurred prior to 1st January 2001 was written off against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

1. Principal accounting policies *(Cont'd)*

(f) INTANGIBLES *(Cont'd)*

(ii) Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions after 1st January 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1st January 2001, negative goodwill was taken directly to reserves on acquisition.

(iii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over its estimated useful lives in the range of 3 years to 8 years, to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iv) Patents

Expenditure on acquired patents are capitalised and amortised using the straight-line method over their useful lives in the range of 6 years to 20 years. Patents are not revalued as there is no active market for these assets.

1. Principal accounting policies *(Cont'd)*

(g) PROPERTIES, PLANT AND EQUIPMENT

Properties, plant and equipment other than investment properties (note 1(i)) are stated at cost less accumulated depreciation and accumulated impairment losses. Freehold land is not amortised. No depreciation is provided for assets under construction.

Depreciation of other properties, plant and equipment is calculated to write off the cost of assets less accumulated impairment losses on a straight-line basis over their estimated useful lives on the following bases:

Leasehold land and buildings	The unexpired term of lease
Buildings situated on freehold land outside Hong Kong and buildings situated on leasehold land in the New Territories, Hong Kong	25 years
Motor vehicles	5 years
Moulds	7 years
Computers	4 years
Plant and machinery, equipment, furniture and fixtures, and tools	10 years

The initial costs of moulds and tools are capitalised as other assets. Subsequent replacements of moulds and tools are charged to the manufacturing account as production overheads.

Gains or losses arising from the retirement or disposal of properties, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amounts of those assets and are recognised as income or expense in the profit and loss account.

(h) INVESTMENT SECURITIES

(i) Investment securities

Investment securities represents unlisted equity shares and are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

1. Principal accounting policies *(Cont'd)*

(h) INVESTMENT SECURITIES *(Cont'd)*

(ii) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(i) INVESTMENT PROPERTIES

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than 20 years are valued annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increase is credited to the profit and loss account up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(j) IMPAIRMENT OF ASSETS

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the assets, including tangible and intangible assets, are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(k) STOCKS AND WORK IN PROGRESS

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on a weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less the estimated costs of completion and the estimated selling expenses.

1. Principal accounting policies *(Cont'd)*

(l) FOREIGN EXCHANGE

The rates of exchange at which foreign currencies are translated for accounting purposes are as follows:

(i) In respect of foreign currency denominated assets and liabilities and the balance sheets of subsidiaries, jointly controlled entities and associated companies, the rates ruling at the balance sheet date; whilst for profit and loss accounts, average rates during the year; and

(ii) In respect of foreign currency transactions entered into during the year, the market rates ruling at the relevant transaction dates.

Exchange differences arising on the translation of foreign currencies into US Dollars are reflected in the profit and loss account except that exchange differences arising in the translation of net investments in foreign subsidiaries, associated companies and jointly controlled entities are taken directly to reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of profit or loss on disposal.

(m) DEFERRED TAXATION

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) INVESTMENTS IN FINANCE LEASES

Leases that transfer substantially all the risks and rewards incidental to ownership of the relevant assets, other than legal title, to the lessees are accounted for as investments in finance leases. Finance lease debtors are included in the balance sheet net of gross earnings allocated to future periods.

Gross earnings under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net investment in the leases in each period.

(o) OPERATING LEASES

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease term.

1. Principal accounting policies *(Cont'd)*

(p) EMPLOYEE BENEFITS

(i) Defined contribution schemes

Contributions are expensed as incurred. Except for the Hong Kong Mandatory Provident Fund, contributions are reduced by amounts forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in an independently administered fund.

(ii) Other pension costs

Other pension costs represent employment service payments payable to certain employees outside Hong Kong upon termination of their services. The amount is provided in accordance with the existing legal requirements, national labour contract, individual company agreements and is determined with reference to a formula that takes into account years of service, compensation and inflation.

(iii) Profit sharing and bonus plan

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(q) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits with banks, bank overdrafts and highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, having been within three months of maturity at acquisition.

(r) PROVISIONS

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(s) CONTINGENT LIABILITIES

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

1. Principal accounting policies *(Cont'd)*

(t) SEGMENT REPORTING

In accordance with the Group's internal financial reporting system, the Group's major business segment is manufacture of motors. For the purpose of these accounts, the Group has chosen geographical segment information as the primary reporting format.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment based on location of production facilities where the Group's products are produced. Capital expenditure comprises additions to intangible assets and fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

2. Turnover, revenues and segment information

The Group is principally engaged in the manufacture of motors. Revenues recognised during the year are as follows:

	2005	2004
	US$'000	US$'000
Turnover		
Sales of motors	**1,143,783**	1,050,707
Other revenues		
Scrap sales	**15,667**	11,373
Interest income	**2,825**	2,138
Gross earnings from investments in finance leases	**22**	227
Gross rental income from investment properties	**1,384**	1,302
Royalty income	**89**	307
	19,987	15,347
Total revenues	**1,163,770**	1,066,054

2. Turnover, revenues and segment information *(Cont'd)*

The Group's business operates in three geographical areas by manufacturing location:

	Asia 2005 US$'000	America 2005 US$'000	Europe 2005 US$'000	Group 2005 US$'000
Turnover	783,640	80,880	279,263	**1,143,783**
Operating profit/(loss)	158,147	(9,767)	5,942	**154,322**
Finance costs				**(308)**
Share of profits less losses of jointly controlled entities and associated companies	3,238	–	11	**3,249**
Profit before taxation				**157,263**
Taxation				**(15,591)**
Profit after taxation				**141,672**
Minority interests				**(24)**
Profit attributable to shareholders				**141,648**
Segment assets	726,304	42,552	170,588	**939,444**
Investment securities and other investments				**64,631**
Investments in jointly controlled entities				**14,921**
Investments in associated companies				**3,193**
Deferred tax assets and tax recoverable				**39,857**
Total assets				**1,062,046**
Segment liabilities	123,965	9,991	81,882	**215,838**
Deferred tax liabilities and tax payable				**26,358**
Total liabilities				**242,196**
Restructuring costs/provisions	2,616	6,958	418	**9,992**
Capital expenditure	65,462	3,417	7,229	**76,108**
Depreciation	31,055	3,296	10,859	**45,210**
Amortisation charge	1,615	440	1,258	**3,313**
Turnover by geographical destinations of customers	382,636	315,325	445,822	**1,143,783**

2. Turnover, revenues and segment information *(Cont'd)*

	Asia 2004 US$'000	America 2004 US$'000	Europe 2004 US$'000	Group 2004 US$'000
Turnover	674,750	95,764	280,193	1,050,707
Operating profit/(loss)	140,576	(16,268)	4,163	128,471
Finance costs				(233)
Share of profits less losses of jointly controlled entities and associated companies	6,314	–	(19)	6,295
Profit before taxation				134,533
Taxation				(17,956)
Profit after taxation				116,577
Minority interests				–
Profit attributable to shareholders				116,577
Segment assets	547,018	50,809	161,458	759,285
Investment securities and other investments				125,295
Investments in jointly controlled entities				16,104
Investments in associated companies				13,163
Deferred tax assets and tax recoverable				39,188
Total assets				953,035
Segment liabilities	88,048	13,498	92,952	194,498
Deferred tax liabilities and tax payable				24,420
Total liabilities				218,918
Restructuring costs/provisions	4,306	13,650	3,334	21,290
Capital expenditure	54,009	2,304	7,644	63,957
Depreciation	27,533	4,316	11,901	43,750
Amortisation charge	2,342	154	240	2,736
Turnover by geographical destinations of customers	317,069	310,861	422,777	1,050,707

3. Selling and administrative expenses

	2005	2004
	US$'000	US$'000
Selling expenses	**65,916**	70,421
Administrative expenses	**122,248**	108,657
	188,164	179,078

4. Restructuring costs/provisions

As stated in the 2003/04 annual report, actions had been taken to restructure the manufacturing operations at Matamoros in Mexico. The costs incurred during the year mainly represent further cost for the Mexico plant closure. Other costs mainly comprise severance payments and provisions for other shutdown costs.

	2005	2004
	US$'000	US$'000
Asset write-offs (including provision for impairment)	–	11,819
Other costs	**9,992**	9,471
Total provision	**9,992**	21,290

5. Operating profit

Operating profit is stated after crediting and charging the following:

	2005	2004
	US$'000	US$'000
Crediting		
Amortisation of negative goodwill (note 13)	**208**	444
Interest income		
– listed investments	**537**	578
– unlisted investments	**35**	2
– deposits	**2,253**	1,558
Net realised and unrealised profit on other investments and investment securities	**3,010**	–
Net exchange gain	–	3,948
Charging		
Depreciation on properties, plant and equipment	**45,210**	43,750
Less: amounts capitalised on assets under construction	**(1,012)**	(626)
	44,198	43,124
Staff costs (including directors' remuneration)	**159,569**	160,566
Less: amounts capitalised on assets under construction	**(2,029)**	(1,321)
	157,540	159,245
Retirement benefit costs		
– defined contribution schemes	**2,523**	2,424
– other pension costs, net (note 25)	**2,980**	5,571
Auditors' remuneration	**769**	741
Amortisation of goodwill (note 13)	**1,917**	1,660
Amortisation of development costs and patents (note 13)	**1,604**	1,520
Impairment of assets	–	10,794
Loss on disposal of properties, plant and equipment	**3,003**	2,588
Net realised and unrealised loss on other investments and investment securities	–	276
Net exchange loss	**1,028**	–

6. Finance costs

	2005 US$'000	2004 US$'000
Interest on bank loans and overdrafts	**264**	212
Interest on other loans, not wholly repayable within five years	**44**	21
	308	233

7. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in respective countries of operations for the year.

	2005 US$'000	2004 US$'000
Current taxation		
Hong Kong profits tax	**(8,599)**	(7,407)
Overseas taxation	**(3,789)**	(6,255)
Over/(under) provisions in prior years	**1,014**	(637)
	(11,374)	(14,299)
Deferred taxation (note 26)	**(3,819)**	(2,323)
	(15,193)	(16,622)
Share of taxation attributable to associated companies/ jointly controlled entities	**(398)**	(1,334)
	(15,591)	(17,956)

The effective tax rate of the Group differs from the taxation rate of Hong Kong as follows:

	2005 %	2004 %
Tax rate of Hong Kong	**17.5**	17.5
Effect of different taxation rates in other countries	**1.0**	4.6
Income net of expenses not subject to taxation	**(9.3)**	(9.8)
Unrecognised tax losses	**0.7**	1.1
Effective tax rate	**9.9**	13.4

8. Profit attributable to shareholders

The Group consolidated profit attributable to shareholders is US$141,648,000 (2004: US$116,577,000) of which US$65,844,000 (2004: US$4,369,000) is dealt with in the accounts of the Company.

Details are shown in note 28.

9. Dividends

	2005	2004
	US$'000	US$'000
Interim, paid, of 0.58 US cents per share (2004: 0.58 US cents)	**21,195**	21,195
Final, proposed, of 1.41 US cents per share (2004: 1.15 US cents)	**51,810**	42,390
	73,005	63,585

At a meeting held on 13th June 2005 the directors declared a final dividend of 1.41 US cents per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st March 2006.

10. Earnings per share

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of US$141,648,000 (2004: US$116,577,000).

The basic earnings per share is based on 3,673,788,920 (2004: 3,673,788,920) shares in issue during the year.

There is no significant impact on the fully diluted earnings per share if all the outstanding options are deemed to be issued at no consideration.

11. Defined contribution schemes

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance ("ORSO") and the Mandatory Provident Fund ("MPF") Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions to the ORSO Scheme are based on 5% of the basic salary of the employees.

The Group also operates other defined contribution retirement schemes which is available to certain employees in the United States of America.

Contributions are charged to profit and loss account as incurred and may be reduced by contributions forfeited from those employees who leave the ORSO scheme prior to vesting fully in the contributions. At 31st March 2005, the balance of the forfeited contributions was US$1,278,000 (2004: US$726,000).

12. Directors' emoluments and senior management compensation

(a) DIRECTORS' EMOLUMENTS

	2005	2004
	US$'000	US$'000
Fees	**207**	262
Salaries and allowances	**1,662**	2,246
Retirement scheme contributions	**77**	8
Bonuses	**5**	14
	1,951	2,530

The emoluments were paid to the directors as follows:

Emoluments band	**Number of directors**	
	2005	2004
US$0 – US$128,000 (HK$0 – HK$1,000,000)	**9**	8
US$512,001 – US$576,000 (HK$4,000,001 – HK$4,500,000)	**2**	–
US$576,001 – US$641,000 (HK$4,500,001 – HK$5,000,000)	**1**	1
US$706,001 – US$770,000 (HK$5,500,001 – HK$6,000,000)	**–**	1
US$834,001 – US$898,000 (HK$6,500,001 – HK$7,000,000)	**–**	1

Emoluments paid to independent non-executive directors amounted to US$182,000 (2004: US$223,000).

During the year, no option (2004: Nil) was granted to the directors under the share option scheme approved by the shareholders on 29th July 2002.

12. Directors' emoluments and senior management compensation *(Cont'd)*

(b) SENIOR MANAGEMENT COMPENSATION

The emoluments of the five highest paid individuals, including 3 directors (2004: 3), were analysed as follows:

	2005	2004
	US$'000	US$'000
Salaries, allowances and other benefits	**2,580**	3,229
Retirement scheme contributions	**108**	40
Bonuses	**34**	72
	2,722	3,341

Emoluments band	**Number of individuals**	
	2005	2004
US$385,001 – US$450,000 (HK$3,000,001 – HK$3,500,000)	**1**	–
US$450,001 – US$514,000 (HK$3,500,001 – HK$4,000,000)	**–**	1
US$514,001 – US$576,000 (HK$4,000,001 – HK$4,500,000)	**2**	–
US$576,001 – US$641,000 (HK$4,500,001 – HK$5,000,000)	**1**	1
US$641,001 – US$706,000 (HK$5,000,001 – HK$5,500,000)	**1**	1
US$706,001 – US$770,000 (HK$5,500,001 – HK$6,000,000)	**–**	1
US$834,001 – US$898,000 (HK$6,500,001 – HK$7,000,000)	**–**	1

13. Intangibles

Group	Negative goodwill		Goodwill		Patents		Development costs		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At beginning of year	(2,046)	(1,716)	16,918	18,107	2,059	3,300	3,143	2,730	20,074	22,421
Exchange adjustments	(26)	(129)	3	471	123	247	31	160	131	749
Additions	–	–	–	–	58	130	12	155	70	285
Acquisitions (note 31(b))	–	(645)	26,373	–	–	–	–	–	26,373	(645)
Reclassification	–	–	–	–	–	(1,202)	–	1,202	–	–
Amortisation (note 5)	208	444	(1,917)	(1,660)	(650)	(416)	(954)	(1,104)	(3,313)	(2,736)
At end of year	(1,864)	(2,046)	41,377	16,918	1,590	2,059	2,232	3,143	43,335	20,074
Cost	(2,945)	(2,919)	47,112	20,987	3,342	3,161	4,866	5,447	52,375	26,676
Accumulated amortisation	1,081	873	(5,735)	(4,069)	(1,752)	(1,102)	(2,634)	(2,304)	(9,040)	(6,602)
At end of year	(1,864)	(2,046)	41,377	16,918	1,590	2,059	2,232	3,143	43,335	20,074

14. Properties, plant and equipment

Group

	Investment properties US$'000	Other properties US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
Cost or valuation						
At 1st April 2004	8,945	95,993	437,779	11,027	119,278	673,022
Exchange adjustments	–	873	4,212	53	3,094	8,232
Acquisitions of subsidiaries (note 31(b))	–	7,695	6,602	72	11,530	25,899
Additions	–	14,943	17,213	19,071	15,758	66,985
Transfers	–	22	(31,450)	(18,309)	49,737	–
Disposals	(1,051)	(6,184)	(27,458)	(6)	(11,253)	(45,952)
Revaluation surplus (note 28)	462	–	–	–	–	462
At 31st March 2005	**8,356**	**113,342**	**406,898**	**11,908**	**188,144**	**728,648**
Accumulated depreciation						
At 1st April 2004	–	32,213	318,161	–	65,696	416,070
Exchange adjustments	–	224	3,346	–	2,145	5,715
Acquisitions of subsidiaries (note 31(b))	–	4,062	3,886	–	8,828	16,776
Charge for the year	–	3,425	23,412	–	18,373	45,210
Transfers	–	–	(30,379)	–	30,379	–
Written back on disposals	–	(475)	(25,045)	–	(10,166)	(35,686)
At 31st March 2005	**–**	**39,449**	**293,381**	**–**	**115,255**	**448,085**
Net book value						
At 31st March 2005	**8,356**	**73,893**	**113,517**	**11,908**	**72,889**	**280,563**
At 31st March 2004	8,945	63,780	119,618	11,027	53,582	256,952

The analysis of cost or valuation of the above assets is as follows:

	Investment properties US$'000	Other properties US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
At cost	–	113,342	406,898	11,908	188,144	720,292
At professional valuation – 2005	8,356	–	–	–	–	8,356
At 31st March 2005	**8,356**	**113,342**	**406,898**	**11,908**	**188,144**	**728,648**

** Other assets comprise equipment, furniture and fixtures, motor vehicles, moulds and tools.*

14. Properties, plant and equipment *(Cont'd)*

Investment properties and other properties at their net book values are analysed as follows:

Group	2005		2004	
	Investment properties US$'000	**Other properties US$'000**	Investment properties US$'000	Other properties US$'000
In Hong Kong:				
On long-term lease				
(over 50 years)	**7,692**	**–**	7,323	–
On medium-term lease				
(between 10 to 50 years)	**664**	**31,748**	1,622	27,608
Outside Hong Kong:				
Freehold	**–**	**24,356**	–	23,994
On medium-term lease				
(between 10 to 50 years)	**–**	**17,789**	–	12,178
	8,356	**73,893**	8,945	63,780

The investment properties were revalued on an open market value basis as at 31st March 2005 by an independent valuer, DTZ Debenham Tie Leung Limited, Registered Professional Surveyors.

15. Subsidiaries

Company	2005 US$'000	2004 US$'000
Unlisted shares, at cost	**479,075**	479,096
Amounts due from subsidiaries	**457,579**	256,910
	936,654	736,006
Amounts due to subsidiaries	**(397,322)**	(201,073)
	539,332	534,933

Details of principal subsidiaries are shown in note 33.

16. Jointly controlled entities

Group	2005 US$'000	2004 US$'000
Share of net assets	**14,921**	16,104
Investments at cost, unlisted	**9,600**	8,500

The Group's share of profits less losses of these jointly controlled entities during the year amounts to US$3,110,000 (2004: US$5,172,000).

Details of principal jointly controlled entities are shown in note 33.

17. Associated companies

Group	2005 US$'000	2004 US$'000
Share of net assets	**2,227**	7,694
Goodwill on acquisition of an associated company	**966**	5,469
	3,193	13,163
Investments at cost, unlisted	**3,084**	12,646

The Group's share of profits less losses of these associated companies during the year amounts to US$139,000 (2004: US$1,123,000).

Details of principal associated companies are shown in note 33.

18. Investment securities

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Unlisted equity securities	**5,818**	7,871	**5,687**	7,871

19. Investments in finance leases

Group	2005 US$'000	2004 US$'000
Gross rental receivable	**666**	7,142
Less: gross earnings allocated to future period	**(225)**	(1,234)
	441	5,908
Less: amounts due within one year included in trade and other receivables	**(15)**	(309)
	426	5,599

The finance leases are receivable in the following years:

	Net investment		Gross earnings		Gross rental	
	2005 **US$'000**	2004 US$'000	**2005** **US$'000**	2004 US$'000	**2005** **US$'000**	2004 US$'000
Within one year	**16**	309	**22**	287	**38**	596
In the second to fifth year	**74**	4,085	**78**	644	**152**	4,729
After the fifth year	**351**	1,514	**125**	303	**476**	1,817
	441	5,908	**225**	1,234	**666**	7,142

The Group has entered into agreements with its employees whereby certain leasehold property assets of the Group which are located in Hong Kong are leased to these employees. Under the terms of these agreements, substantially all the risks and rewards of ownership of the assets are transferred to the employees. Consequently, these transactions are accounted for as finance leases.

20. Stocks and work in progress

Group	2005 US$'000	2004 US$'000
Raw materials	**85,464**	50,958
Work in progress	**5,746**	4,898
Finished goods	**69,561**	60,314
	160,771	116,170

21. Trade and other receivables

The Group normally grants credit period range from 30 to 90 days to its trade customers.

The trade and other receivables include trade receivables of US$230,935,000 (2004: US$198,817,000). The ageing analysis of trade receivables was as follows:

Group	2005 US$'000	2004 US$'000
0-60 days	**162,647**	144,704
61-90 days	**36,254**	39,857
Over 90 days	**32,034**	14,256
Total	**230,935**	198,817

22. Other investments

Group	2005 US$'000	2004 US$'000
Unlisted investments	**24,386**	11,158
Listed investments, outside Hong Kong	**34,427**	106,266
Total	**58,813**	117,424

Other investments mainly comprise money market funds. Listed investments are stated at market value as at 31st March 2005.

23. Trade and other payables

The trade and other payables include trade payables of US$128,255,000 (2004: US$118,502,000). The ageing analysis of trade payables was as follows:

Group	2005 US$'000	2004 US$'000
0-60 days	**91,124**	88,740
61-90 days	**15,888**	13,447
Over 90 days	**21,243**	16,315
Total	**128,255**	118,502

24. Long term loans

Group	2005 US$'000	2004 US$'000
Loans		
Unsecured and not wholly repayable within five years	**3,110**	3,058
Current portion of long term loans	**(92)**	(137)
	3,018	2,921

At 31st March 2005, the Group's loans were repayable as follows:

	Other loans	
	2005 **US$'000**	2004 US$'000
Within one year	**92**	137
In the second year	**239**	146
In the third to fifth year	**949**	485
After the fifth year	**1,830**	2,290
	3,110	3,058

The loans are repayable by instalments starting from February 2002 to October 2018. Interest is charged on the outstanding balances at 1.5% to 3.2% per annum (2004: 1.5% to 3.2% per annum).

25. Other provisions

Group	Other pension costs US$'000	Sundries US$'000	Total US$'000
At 1st April 2003	12,365	988	13,353
Exchange adjustments	1,841	–	1,841
Provisions	5,571	–	5,571
Utilised	(3,633)	(988)	(4,621)
At 1st April 2004	16,144	–	16,144
Exchange adjustments	820	–	820
Acquisitions of subsidiaries	539	–	539
Provisions	2,980	–	2,980
Utilised	(3,834)	–	(3,834)
At 31st March 2005	**16,649**	**–**	**16,649**

26. Deferred taxation

Group	2005 US$'000	2004 US$'000
At beginning of year	**12,638**	13,802
Exchange adjustments	**(16)**	1,159
Acquisitions of subsidiaries (note 31(b))	**(6)**	–
Transfer to profit and loss account (note 7)	**(3,819)**	(2,323)
At end of year	**8,797**	12,638

Deferred tax assets are recognised for tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. The Group has unrecognised tax losses of US$7,834,000 (2004: US$7,144,000) to carry forward against future taxable income. Out of the unrecognised tax losses, US$1,665,000 will expire from March 2006 to March 2011.

26. Deferred taxation *(Cont'd)*

The movement in deferred tax assets/(liabilities) during the year is as follows:

Deferred tax assets/(liabilities)

	Provisions		Accelerated tax depreciation		Impairment of assets		Tax losses		Others		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
At beginning of year	**(2,562)**	1,951	**(19,017)**	(13,957)	**3,702**	-	**29,363**	27,168	**1,152**	(1,360)	**12,638**	13,802
Exchange adjustments	**(424)**	43	**-**	(118)	**-**	-	**430**	996	**(22)**	238	**(16)**	1,159
Credited/(charged) to profit and loss account	**(918)**	(4,556)	**(2,391)**	(4,942)	**(1,072)**	3,702	**153**	1,199	**409**	2,274	**(3,819)**	(2,323)
Acquisitions of subsidiaries	**-**	-	**(6)**	-	**-**	-	**-**	-	**-**	-	**(6)**	-
At end of year	**(3,904)**	(2,562)	**(21,414)**	(19,017)	**2,630**	3,702	**29,946**	29,363	**1,539**	1,152	**8,797**	12,638

	2005	2004
	US$'000	US$'000
Represented by:		
Deferred tax assets	**30,689**	33,731
Deferred tax liabilities	**(21,892)**	(21,093)
	8,797	12,638

27. Share capital

	2005	2004
	US$'000	US$'000
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	**11,355**	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	**5,925**	5,925

Share options granted to employee as at 31st March 2005 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 01/04/2004	**Granted during the year**	**Cancelled during the year**	**Held at 31/03/2005**	**Subscription price per share (HK$)**	**Date of grant**	**Exercisable from**	**Exercisable until**
100,000	–	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012
100,000	–	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012
750,000	–	(100,000)	650,000	8.02	17/09/2002	01/08/2004	16/09/2012
750,000	–	(100,000)	650,000	8.02	17/09/2002	01/08/2005	16/09/2012
150,000	–	–	150,000	9.40	10/07/2003	01/07/2005	09/07/2013
150,000	–	–	150,000	9.40	10/07/2003	01/07/2006	09/07/2013
837,500	–	–	837,500	9.65	31/07/2003	01/07/2005	30/07/2013
837,500	–	–	837,500	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	–	–	100,000	10.70	01/08/2003	01/08/2005	31/07/2013
100,000	–	–	100,000	10.70	01/08/2003	01/08/2006	31/07/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	30/09/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	30/09/2013
–	50,000	–	50,000	8.77	07/05/2004	01/05/2006	30/04/2014
–	50,000	–	50,000	8.77	07/05/2004	01/05/2007	30/04/2014
–	100,000	–	100,000	7.40	28/12/2004	01/01/2007	31/12/2014
–	100,000	–	100,000	7.40	28/12/2004	01/01/2008	31/12/2014
4,075,000	300,000	(200,000)	4,175,000				

No share option was exercised during the year (2004: Nil).

28. Reserves

Group

	Share premium US$'000	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2003	77,855	15,499	6,709	38,917	(233,885)	(12,995)	767,593	659,693
Exchange adjustments	–	–	–	–	–	13,993	–	13,993
Revaluation surplus	–	–	1,763	–	–	–	–	1,763
Revaluation surplus realised upon disposal	–	–	(249)	–	–	–	–	(249)
Profit for the year	–	–	–	–	–	–	116,577	116,577
02/03 Final dividend paid	–	–	–	–	–	–	(42,390)	(42,390)
03/04 Interim dividend paid	–	–	–	–	–	–	(21,195)	(21,195)
At 31st March 2004	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192
Final dividend proposed	–	–	–	–	–	–	42,390	42,390
Other	77,855	15,499	8,223	38,917	(233,885)	998	778,195	685,802
At 31st March 2004	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192
Company and subsidiaries	77,855	15,499	8,223	38,917	(233,885)	998	816,837	724,444
Jointly controlled entities	–	–	–	–	–	–	3,239	3,239
Associated companies	–	–	–	–	–	–	509	509
At 31st March 2004	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192

28. Reserves *(Cont'd)*

Group

	Share premium US$'000	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2004	77,855	15,499	8,223	38,917	(233,885)	998	820,585	728,192
Exchange adjustments	–	–	–	–	–	8,030	–	8,030
Revaluation surplus	–	–	462	–	–	–	–	462
Revaluation surplus realised upon disposal	–	–	(822)	–	–	–	–	(822)
Profit for the year	–	–	–	–	–	–	141,648	141,648
03/04 Final dividend paid	–	–	–	–	–	–	(42,390)	(42,390)
04/05 Interim dividend paid	–	–	–	–	–	–	(21,195)	(21,195)
At 31st March 2005	**77,855**	**15,499**	**7,863**	**38,917**	**(233,885)**	**9,028**	**898,648**	**813,925**
Final dividend proposed	–	–	–	–	–	–	51,810	51,810
Other	77,855	15,499	7,863	38,917	(233,885)	9,028	846,838	762,115
At 31st March 2005	**77,855**	**15,499**	**7,863**	**38,917**	**(233,885)**	**9,028**	**898,648**	**813,925**
Company and subsidiaries	77,855	15,499	7,863	38,917	(233,885)	9,028	895,797	811,074
Jointly controlled entities	–	–	–	–	–	–	2,732	2,732
Associated companies	–	–	–	–	–	–	119	119
At 31st March 2005	**77,855**	**15,499**	**7,863**	**38,917**	**(233,885)**	**9,028**	**898,648**	**813,925**

28. Reserves *(Cont'd)*

Company	Share premium US$'000	Contributed surplus US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2003	77,855	95,273	426,164	599,292
Profit for the year	–	–	4,369	4,369
Dividends	–	–	(63,585)	(63,585)
At 31st March 2004	77,855	95,273	366,948	540,076
Profit for the year	–	–	65,844	65,844
Dividends	–	–	(63,585)	(63,585)
At 31st March 2005	**77,855**	**95,273**	**369,207**	**542,335**
Final dividend proposed	–	–	51,810	51,810
Other	77,855	95,273	317,397	490,525
At 31st March 2005	**77,855**	**95,273**	**369,207**	**542,335**
Final dividend proposed	–	–	42,390	42,390
Other	77,855	95,273	324,558	497,686
At 31st March 2004	77,855	95,273	366,948	540,076

Distributable reserves of the Company at 31st March 2005 amounted to US$464,480,000 (2004: US$462,221,000).

29. Contingent liabilities

(a)	Group		Company	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Discounted bills with recourse	**285**	258	–	–
Guarantee for credit facilities granted to subsidiaries	–	–	**37,063**	23,103
Guarantee for credit facilities granted to companies controlled/held by certain directors of a subsidiary (note)	**8,911**	–	–	–
	9,196	258	**37,063**	23,103

Note: As at 31st March 2005, facilities totalling approximately US$1,300,000 had been utilised.

29. Contingent liabilities *(Cont'd)*

(b) The Company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting to US$1,633,000 (2004: US$1,966,000).

(c) In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against a subsidiary of the Group and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint.

On or about 30th December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Group and the same co-defendants named in the above-described case. The new complaints raise allegations similar to the above-described complaint. On or about 9th September 2003, the claims against the subsidiary of the Group were dismissed without prejudice for lack of service of process. During February and March 2004, plaintiffs filed amended complaints in these actions which were answered by the subsidiary of the Group.

In 2004, seven new actions were filed in the Lowndes County Circuit Court on behalf of over 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These complaints name the same subsidiary as in the above-described lawsuits and also name Johnson Electric Holdings Limited, which has contested personal jurisdiction in these actions.

In August 2004, counsel for plaintiffs in all of the actions informed the Special Master assigned to handle pre-trial proceedings of their intention to withdraw plaintiffs' personal injury claims and to proceed with property damage and punitive damages claims on behalf of a subset of plaintiffs who, to date, remain unidentified. Notwithstanding the foregoing, the personal injury claims have not yet been dismissed.

These actions were recently re-assigned to a new judge who set a tentative trial date of March 2006. At this time there has been no decision as to which cases or claims will be tried if trial should commence on that date.

The Group is vigorously defending all actions on behalf of the subsidiary of the Group and has asserted that the Mississippi state court lacks personal jurisdiction over the Company in the newly filed actions. In addition, the Group has asserted claims for indemnity against prior owners. Because discovery is still ongoing, the Group is unable at this time to predict with certainty the ultimate outcome of this litigation.

30. Commitments

(a) CAPITAL COMMITMENTS

Group	2005 Investments in associated company US$'000	2005 Properties, plant and equipment US$'000	2004 Investments in associated company US$'000	2004 Properties, plant and equipment US$'000
Authorised but not contracted for	–	3,632	–	4,876
Contracted but not provided for	5,000	10,313	–	10,494
	5,000	13,945	–	15,370

(b) OPERATING LEASE COMMITMENTS

(i) At 31st March 2005, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2005 Land and buildings US$'000	2005 Others US$'000	2004 Land and buildings US$'000	2004 Others US$'000
Not later than one year	2,582	146	2,682	169
Later than one year and not later than five years	7,130	136	5,877	279
Later than five years	5,461	–	7,494	–
	15,173	282	16,053	448

(ii) At 31st March 2005, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2005 US$'000	2004 US$'000
Not later than one year	579	1,045
Later than one year and not later than five years	306	649
	885	1,694

30. Commitments *(Cont'd)*

(c) OTHER COMMITMENTS

At the balance sheet date, the Group had commitments in respect of forward contracts for purchase of copper in the amount of US$9,345,000 and foreign exchange contracts for Euro and HK dollar in the amount of US$77,250,000.

31. Consolidated cash flow statement

(a) RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2005	2004
	US$'000	US$'000
Profit before taxation	**157,263**	134,533
Share of profits less losses of jointly controlled entities/ associated companies	**(3,249)**	(6,295)
Depreciation charges	**44,198**	43,124
Amortisation of intangible assets	**3,313**	2,736
Loss on disposal of properties, plant and equipment	**3,003**	2,588
Provision for assets impairment	**–**	10,794
Net interest income	**(2,517)**	(1,905)
Gross earnings from investments in finance leases	**(22)**	(227)
Net realised and unrealised (gain)/loss on other investments and investment securities	**(2,007)**	276
Exchange translation differences	**5,430**	6,512
(Increase)/decrease in stocks and work in progress	**(30,127)**	15,781
Increase in trade and other receivables	**(24,016)**	(15,526)
(Decrease)/increase in trade and other payables and other provisions	**(13,935)**	4,819
Cash generated from operations	**137,334**	197,210
Interest paid	**(308)**	(233)
Tax paid	**(14,206)**	(12,587)
Net cash inflow from operating activities	**122,820**	184,390

31. Consolidated cash flow statement *(Cont'd)*

(b) ACQUISITIONS OF SUBSIDIARIES

	2005 US$'000	2004 US$'000
Net assets acquired		
Properties, plant and equipment	**9,123**	12,719
Stocks and work in progress	**14,474**	1,410
Trade and other receivables	**24,721**	668
Investment securities	**131**	–
Bank balances and cash	**10,173**	2,827
Bank loans and overdraft	**(15,051)**	–
Trade and other payables	**(21,268)**	(1,262)
Tax payable	**(332)**	–
Deferred tax liabilities	**(6)**	–
Shareholders loan	**–**	(15,000)
Minority interests	**(1,078)**	–
	20,887	1,362
Interest in associated company/jointly controlled entity previously accounted for	**(13,236)**	269
	7,651	1,631
Goodwill/(negative goodwill) (note 13)	**26,373**	(645)
	34,024	986
Satisfied by		
Cash	**34,024**	986

(c) ANALYSIS OF THE NET OUTFLOW IN RESPECT OF THE ACQUISITIONS OF SUBSIDIARIES

	2005 US$'000	2004 US$'000
Cash consideration	**34,024**	986
Loan repayment	**–**	7,500
Net bank balances and cash acquired	**4,878**	(2,827)
Net cash outflow in respect of the acquisitions of subsidiaries	**38,902**	5,659

32. Approval of accounts

The accounts were approved by the directors on 13th June 2005.

33. Principal subsidiaries, jointly controlled entities and associated companies

The following list contains particulars of subsidiaries, jointly controlled entities and associated companies of the Group which in the opinion of the directors, materially affect the results and assets of the Group:

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Bloor Company Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Crown Trend Ltd.	Property holding	British Virgin Islands	1 share of US$1 each	–	100%
Delta Success Electric Company Limited	Investment holding	Malaysia	1 share of US$1 each	–	100%
Deyang Lianzhou Electric Ltd.	Manufacturing	China	US$480,000	–	100%
Easy Fortune (H.K.) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Gate do Brasil Ltda	Manufacturing	Brazil	BRL383,166.66	–	100%
Gate Deutschland GmbH	Manufacturing	Germany	DM100,000	–	100%
Gate Espana Automocion, S.A.	Manufacturing	Spain	PTS25,000,000	–	100%
Gate France S.A.	Manufacturing	France	FFR2,500,000	–	99.98%
Gate S.r.l.	Manufacturing	Italy	5,000,000 shares of ITL1,000 each	–	100%
Gate U.K. Ltd.	Manufacturing	United Kingdom	GBP50,000	–	100%
Gatebrook International Capital Management Hungary Limited Liability Company	Financing activities	Hungary	US$91,000	–	100%
Gatebrook Ltd.	Investment holding	Cyprus	CYP10,000	–	100%
Gether Success Ltd.	Investment holding	British Virgin Islands	30,000 shares of US$1 each	100%	–
Guiyang Deguang Electric Co. Ltd.	Manufacturing	China	US$200,000	–	100%
Harbour Sky (BVI) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Hwa Sun Electric Company Ltd.	Subcontractor	Hong Kong	10,000 shares of HK$1 each	–	100%
JE Automotive Holdings, Inc.	Investment holding	United States of America	100 shares of US$0.01 each	–	100%
JEA Gate Holdings S.r.l.	Investment holding	Italy	ITL63,400,000	–	100%

33. Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
JEA Limited	Investment holding	British Virgin Islands	1 share of US$1 each	100%	–
Johnson Electric Automotive de Mexico S.A. de C.V.	Manufacturing	Mexico	39,246,590 shares of 1 Peso each	–	100%
Johnson Electric Automotive, Inc.	Manufacturing and investment holding	United States of America	100 shares of US$0.01 each	–	100%
Johnson Electric Capital Ltd	Investment holding	British Virgin Islands	1 share of US$1 each	100%	–
Johnson Electric Engineering Ltd.	Technical support	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Electric (France) SAS	Trading	France	1,910 shares of EUR20 each	–	100%
Johnson Electric (Hong Kong) Ltd.	Sales and marketing	Hong Kong	1 share of HK$1 each	100%	–
Johnson Electric Industrial Manufactory, Ltd.	Manufacturing	Hong Kong	308,000,000 shares of HK$0.5 each	100%	–
Johnson Electric Intellectual Property Ltd.	Licensing	Bermuda	1,000,000 shares of HK$0.1 each	100%	–
Johnson Electric (Italy) S.r.l.	Sales and marketing	Italy	EUR10,000	–	100%
Johnson Electric (Korea) Ltd.	Sales and marketing	South Korea	10,000 shares of KRW5,000 each	–	100%
Johnson Electric Moncalieri S.r.l. *(formerly known as Brushless Technology Motor S.r.l.)*	Manufacturing	Italy	EUR20,000,000	–	100%
Johnson Electric (Malaysia) Ltd. (formerly known as Nidec Johnson Electric (Malaysia) Ltd.)	Manufacturing	Malaysia	1 share of US$1 each	–	100%
Johnson Electric (Nanjing) Co., Ltd.	Manufacturing	China	US$1,500,000	–	100%
Johnson Electric North America, Inc.	Sales distributor	United States of America	12 shares with no par value issued at US$120,000	–	100%
Johnson Electric S.A.	Research and development	Switzerland	500 shares of SFR1,000 each	–	100%
Johnson Electric (Shanghai) Ltd.	Sales and marketing	China	US$200,000	–	100%
Johnson Electric (Shenzhen) Co. Ltd.	Manufacturing	China	HK$30,000,000	–	100%

33. Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Johnson Electric (Suzhou) Ltd.	Manufacturing	China	US$3,089,261	–	100%
Johnson Electric Trading Ltd.	Trading	Hong Kong	100,000 shares of HK$1 each	–	100%
Johnson Electric World Trade Ltd.	Marketing, sales agent and distributor	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Properties Ltd.	Investment holding	British Virgin Islands	50,000 shares of US$1 each	100%	–
Kwong Lee (Asia) Metal Co. Ltd.	Trading	Hong Kong	2,000,000 share of HK$1 each	–	100%
Main Country Ltd.	Property holding	British Virgin Islands	1 share of US$1 each	–	100%
Manufactura de Motores Argentinos S.r.l.	Manufacturing	Argentina	3,880,000 Peso	–	100%
Nanjing Hop Keung Industrial Co. Ltd.	Manufacturing	China	US$2,500,000	–	100%
Nanomotion Ltd.	Manufacturing	Israel	US$16,175,235	–	51%
Nihon Mini Motor Co. Ltd.	Manufacturing	Japan	JPY330,000,000	–	100%
Nison Trading Ltd.	Trading	Malaysia	1,000 share of US$1 each	–	100%
Teknik Development Inc.	Licensing	British Virgin Islands	15,000 shares of US$1 each	100%	–
Triowell Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
V Motor Limited	Investment holding and trading	Hong Kong	1 share of HK$1 each	–	100%
JOINTLY CONTROLLED ENTITIES					
CJ Electric Systems Co. Ltd	Manufacturing	China	US$2,200,000	–	50%
Shanghai Ri Yong-JEA Gate Electric Co., Ltd.	Manufacturing	China	US$17,000,000	–	50%
ASSOCIATED COMPANIES					
China Autoparts Inc.	Manufacturing	United States of America	US$345,479	–	20%
FG Microdesign S.r.l.	Manufacturing	Italy	ITL100,000,000	–	40%

JOHNSON ELECTRIC GROUP TEN-YEAR SUMMARY

	1996 US$'000	1997 US$'000	1998 US$'000
Consolidated Profit and Loss Account			
Turnover	284,151	335,906	362,771
Profit from consolidated activities	37,666	60,006	88,159
Exceptional item	(1,799)	–	–
Profit before taxation	35,867	60,006	88,159
Taxation	(371)	(3,585)	(7,312)
Minority interests	–	–	–
Profit attributable to shareholders	35,496	56,421	80,847
Consolidated Balance Sheet			
Intangibles	–	–	–
Properties, plant and equipment	213,085	197,351	185,692
Jointly controlled entities	–	–	–
Associated companies	–	–	–
Investment securities	3,343	3,782	4,793
Investment in finance leases	28,114	31,970	35,038
Deferred tax assets	–	–	–
Net current assets	314,704	213,786	272,967
Employment of funds	559,246	446,889	498,490
Share capital	4,919	4,938	5,925
Reserves	368,982	412,797	461,522
Proposed dividends	8,361	9,382	14,814
Shareholders' funds	382,262	427,117	482,261
Convertible bonds	149,513	–	–
Long term loans/other provisions	14,960	8,000	3,999
Deferred tax liabilities	12,012	11,772	12,230
Minority interests	499	–	–
Funds employed	559,246	446,889	498,490
Basic earnings per share (US cents) *	0.98	1.55	2.20
Fully diluted earnings per share (US cents)	N/A	N/A	N/A
Dividend per share (US cents)	3.2	3.5	4.5
Shareholders' funds per share (US cents) *	10.4	11.6	13.1

* *Restated to reflect subdivision of each of the issued and unissued shares into four subdivided shares on 14th August 2000.*

1999	2000	2001	2002	2003	2004	**2005**
US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	**US$'000**
367,557	677,144	790,190	773,660	955,339	1,050,707	**1,143,783**
111,207	155,268	136,171	125,936	174,202	134,533	**157,263**
–	–	–	–	–	–	**–**
111,207	155,268	136,171	125,936	174,202	134,533	**157,263**
(5,560)	(22,172)	9,431	(15,289)	(24,788)	(17,956)	**(15,591)**
–	(9)	(2)	(2)	(2)	–	**(24)**
105,647	133,087	145,600	110,645	149,412	116,577	**141,648**
–	–	–	22,583	22,421	20,074	**43,335**
180,277	246,724	234,287	235,031	248,501	256,952	**280,563**
–	11,668	19,506	18,439	18,882	16,104	**14,921**
–	9,172	7,361	3,709	40	13,163	**3,193**
5,770	7,641	11,136	9,480	7,336	7,871	**5,818**
33,188	27,901	20,522	13,844	8,538	5,599	**426**
–	3,116	28,513	32,778	29,188	33,731	**30,689**
358,787	139,141	207,156	246,454	366,591	420,786	**483,572**
578,022	445,363	528,481	582,318	701,497	774,280	**862,517**
5,925	5,925	5,925	5,925	5,925	5,925	**5,925**
525,540	376,761	459,001	513,434	617,303	685,802	**762,115**
29,627	33,620	34,383	34,383	42,390	42,390	**51,810**
561,092	416,306	499,309	553,742	665,618	734,117	**819,850**
–	–	–	–	–	–	**–**
3,000	16,884	18,243	17,823	20,489	19,065	**19,667**
13,930	12,168	10,924	10,748	15,386	21,093	**21,892**
–	5	5	5	4	5	**1,108**
578,022	445,363	528,481	582,318	701,497	774,280	**862,517**
2.88	3.62	3.96	3.01	4.07	3.17	**3.86**
N/A	N/A	N/A	N/A	4.07	3.17	**3.86**
4.5	4.9	1.3	1.3	1.7	1.7	**2.0**
15.3	11.3	13.6	15.1	18.1	20.0	**22.3**

innovating motion